Credit Suisse (Bank) Financial Statements 6M15

Credit Suisse (Bank) Financial Statements 6M15
Report of Independent Registered Public Accounting Firm
Credit Suisse (Bank) Condensed consolidated financial statements – unaudited
Consolidated statements of operations (unaudited)
Consolidated statements of comprehensive income (unaudited)
Consolidated balance sheets (unaudited)
Consolidated balance sheets (unaudited) (continued)
Consolidated statements of changes in equity (unaudited)
Consolidated statements of cash flows (unaudited)
Consolidated statements of cash flows (unaudited) (continued)
Supplemental cash flow information (unaudited)
Notes to the condensed consolidated financial statements – unaudited
1 Summary of significant accounting policies
2 Recently issued accounting standards
3 Business developments
4 Discontinued operations
5 Segment information
6 Net interest income
7 Commissions and fees
8 Trading revenues
9 Other revenues
10 Provision for credit losses
11 Compensation and benefits
12 General and administrative expenses
13 Trading assets and liabilities
14 Investment securities
15 Loans, allowance for loan losses and credit quality
16 Other assets and other liabilities
17 Long-term debt
18 Accumulated other comprehensive income
19 Offsetting of financial assets and financial liabilities
20 Tax
21 Employee deferred compensation
22 Pension and other post-retirement benefits
23 Derivatives and hedging activities
24 Guarantees and commitments
25 Transfers of financial assets and variable interest entities
26 Financial instruments
27 Assets pledged and collateral
28 Litigation

Report of Independent Registered Public Accounting Firm
to the Board of Directors of
Credit Suisse AG, Zurich
We have reviewed the accompanying condensed consolidated balance sheet of Credit Suisse AG and subsidiaries (the “Bank”) as of June 30, 2015 and the related condensed consolidated statements of operations, changes in equity, comprehensive income and cash flows for the six-month periods ended June 30, 2015 and 2014. These condensed consolidated financial statements are the responsibility of the Bank's management.
We conducted our reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.
Based on our reviews, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.
We have previously audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Bank as of December 31, 2014, and the related consolidated statements of operations, changes in equity, comprehensive income and cash flows for the year then ended (not presented herein); and in our report dated March 20, 2015, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2014, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.
KPMG AG
Simon Ryder                Anthony Anzevino
Licensed Audit Expert   Global Lead Partner
Zurich, Switzerland
July 31, 2015

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Credit Suisse (Bank) Condensed consolidated financial statements – unaudited
Consolidated statements of operations (unaudited)
in	6M15	6M14
Consolidated statements of operations (CHF million)
Interest and dividend income	10,146	9,880
Interest expense	(5,327)	(5,310)
Net interest income	4,819	4,570
Commissions and fees	6,132	6,523
Trading revenues	1,898	747
Other revenues	496	1,177
Net revenues	13,345	13,017
Provision for credit losses	58	23
Compensation and benefits	5,865	5,997
General and administrative expenses	3,700	5,163
Commission expenses	793	740
Total other operating expenses	4,493	5,903
Total operating expenses	10,358	11,900
Income from continuing operations before taxes	2,929	1,094
Income tax expense	1,012	795
Income from continuing operations	1,917	299
Income from discontinued operations, net of tax	0	6
Net income	1,917	305
Net income/(loss) attributable to noncontrolling interests	(1)	393
Net income/(loss) attributable to shareholder	1,918	(88)
of which from continuing operations	1,918	(94)
of which from discontinued operations	0	6
Consolidated statements of comprehensive income (unaudited)
in	6M15	6M14
Comprehensive income (CHF million)
Net income	1,917	305
Gains/(losses) on cash flow hedges	52	15
Foreign currency translation	(2,542)	(210)
Unrealized gains/(losses) on securities	(5)	15
Actuarial gains/(losses)	34	19
Net prior service credit/(cost)	(7)	(1)
Other comprehensive income/(loss), net of tax	(2,468)	(162)
Comprehensive income/(loss)	(551)	143
Comprehensive income/(loss) attributable to noncontrolling interests	(94)	369
Comprehensive income/(loss) attributable to shareholder	(457)	(226)
The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.

Consolidated balance sheets (unaudited)
end of	6M15	2014
Assets (CHF million)
Cash and due from banks	102,358	78,000
of which reported at fair value	240	304
of which reported from consolidated VIEs	1,470	1,493
Interest-bearing deposits with banks	4,159	4,104
of which reported at fair value	2	0
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	138,231	163,208
of which reported at fair value	80,636	104,283
of which reported from consolidated VIEs	197	660
Securities received as collateral, at fair value	28,851	26,854
of which encumbered	27,990	25,220
Trading assets, at fair value	205,898	241,313
of which encumbered	65,847	77,583
of which reported from consolidated VIEs	3,394	4,261
Investment securities	2,965	2,379
of which reported at fair value	2,965	2,379
of which reported from consolidated VIEs	925	0
Other investments	7,261	8,467
of which reported at fair value	4,611	5,642
of which reported from consolidated VIEs	1,904	2,105
Net loans	253,094	255,928
of which reported at fair value	19,778	22,913
of which encumbered	128	192
of which reported from consolidated VIEs	666	245
allowance for loan losses	(572)	(597)
Premises and equipment	4,230	4,441
of which reported from consolidated VIEs	385	422
Goodwill	7,359	7,766
Other intangible assets	205	249
of which reported at fair value	81	70
Brokerage receivables	48,413	41,629
Other assets	59,475	70,511
of which reported at fair value	28,145	32,321
of which encumbered	272	250
of which reported from consolidated VIEs	14,170	16,132
Total assets	862,499	904,849
The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.

Consolidated balance sheets (unaudited) (continued)
end of	6M15	2014
Liabilities and equity (CHF million)
Due to banks	30,539	26,506
of which reported at fair value	644	832
Customer deposits	345,069	357,569
of which reported at fair value	3,966	3,251
of which reported from consolidated VIEs	0	3
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	58,567	70,119
of which reported at fair value	41,920	54,732
of which reported from consolidated VIEs	3	0
Obligation to return securities received as collateral, at fair value	28,851	26,854
Trading liabilities, at fair value	59,457	72,667
of which reported from consolidated VIEs	28	35
Short-term borrowings	26,401	25,921
of which reported at fair value	4,256	3,861
of which reported from consolidated VIEs	9,470	9,384
Long-term debt	177,429	172,947
of which reported at fair value	75,658	80,260
of which reported from consolidated VIEs	11,972	13,452
Brokerage payables	48,039	56,977
Other liabilities	45,306	50,648
of which reported at fair value	14,169	16,933
of which reported from consolidated VIEs	1,654	1,727
Total liabilities	819,658	860,208
Common shares / participation securities	4,400	4,400
Additional paid-in capital	33,863	34,842
Retained earnings	17,715	15,877
Accumulated other comprehensive income/(loss)	(14,599)	(12,224)
Total shareholder's equity	41,379	42,895
Noncontrolling interests	1,462	1,746
Total equity	42,841	44,641

Total liabilities and equity	862,499	904,849
end of	6M15	2014
Additional share information
Par value (CHF)	1.00	1.00
Issued shares	4,399,680,200	4,399,680,200
Shares outstanding	4,399,680,200	4,399,680,200
The Bank's total share capital is fully paid and consists of 4,399,680,200 registered shares as of June 30, 2015. Each share is entitled to one vote. The Bank has no warrants on its own shares outstanding.

The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.

Consolidated statements of changes in equity (unaudited)
	Attributable to shareholder
	Common shares/ participa- tion secu- rities	Additional paid-in capital		Retained earnings	Treasury shares, at cost	[1]	Accumu- lated other compre- hensive income	Total share- holder's equity	Non- controlling interests	Total equity
6M15 (CHF million)
Balance at beginning of period	4,400	34,842		15,877	0		(12,224)	42,895	1,746	44,641
Purchase of subsidiary shares from non- controlling interests, not changing ownership [2,3]	–	–		–	–		–	–	(239)	(239)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [3]	–	–		–	–		–	–	46	46
Net income/(loss)	–	–		1,918	–		–	1,918	(1)	1,917
Total other comprehensive income/(loss), net of tax	–	–		–	–		(2,375)	(2,375)	(93)	(2,468)
Share-based compensation, net of tax	–	(967)	[4]	–	–		–	(967)	(1)	(968)
Dividends on share-based compensation, net of tax	–	(12)		–	–		–	(12)	–	(12)
Dividends paid	–	–		(80)	–		–	(80)	–	(80)
Changes in scope of consolidation, net	–	–		–	–		–	–	6	6
Other	–	–		–	–		–	–	(2)	(2)
Balance at end of period	4,400	33,863		17,715	0		(14,599)	41,379	1,462	42,841
6M14 (CHF million)
Balance at beginning of period	4,400	34,851		14,621	0		(14,405)	39,467	4,165	43,632
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–		–	–		–	–	(369)	(369)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–		–	–		–	–	36	36
Net income/(loss)	–	–		(88)	–		–	(88)	393	305
Total other comprehensive income/(loss), net of tax	–	–		–	–		(138)	(138)	(24)	(162)
Share-based compensation, net of tax	–	(707)		–	–		–	(707)	(1)	(708)
Dividends on share-based compensation, net of tax	–	(39)		–	–		–	(39)	–	(39)
Dividends paid	–	–		(38)	–		–	(38)	(21)	(59)
Changes in redeemable noncontrolling interests	–	2		–	–		–	2	–	2
Changes in scope of consolidation, net	–	–		–	–		–	–	(2,366)	(2,366)
Other	–	(1)		–	–		–	(1)	–	(1)
Balance at end of period	4,400	34,106		14,495	0		(14,543)	38,458	1,813	40,271
1 Reflects Credit Suisse Group shares which are reported as treasury shares. Those shares are held to economically hedge share award obligations.
2 Distributions to owners in funds include the return of original capital invested and any related dividends.
3 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership".
4 Includes a net tax charge of CHF (11) million from the excess recognized compensation expense over fair value of shares delivered.
The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.

Consolidated statements of cash flows (unaudited)
in	6M15	6M14
Operating activities of continuing operations (CHF million)
Net income	1,917	305
(Income)/loss from discontinued operations, net of tax	0	(6)
Income from continuing operations	1,917	299
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities of continuing operations (CHF million)
Impairment, depreciation and amortization	516	617
Provision for credit losses	58	23
Deferred tax provision/(benefit)	682	526
Share of net income/(loss) from equity method investments	(29)	259
Trading assets and liabilities, net	12,675	(6,060)
(Increase)/decrease in other assets	(8,235)	(10,096)
Increase/(decrease) in other liabilities	(4,871)	(4,098)
Other, net	361	716
Total adjustments	1,157	(18,113)
Net cash provided by/(used in) operating activities of continuing operations	3,074	(17,814)
Investing activities of continuing operations (CHF million)
(Increase)/decrease in interest-bearing deposits with banks	(91)	(532)
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	15,657	(5,762)
Purchase of investment securities	(272)	(459)
Proceeds from sale of investment securities	14	48
Maturities of investment securities	332	10
Investments in subsidiaries and other investments	(308)	(451)
Proceeds from sale of other investments	920	823
(Increase)/decrease in loans	(3,199)	(8,430)
Proceeds from sales of loans	1,018	943
Capital expenditures for premises and equipment and other intangible assets	(468)	(407)
Proceeds from sale of premises and equipment and other intangible assets	11	0
Other, net	192	149
Net cash provided by/(used in) investing activities of continuing operations	13,806	(14,068)
The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.

Consolidated statements of cash flows (unaudited) (continued)
in	6M15	6M14
Financing activities of continuing operations (CHF million)
Increase/(decrease) in due to banks and customer deposits	1,027	16,679
Increase/(decrease) in short-term borrowings	1,110	9,095
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(7,873)	(5,659)
Issuances of long-term debt	46,955	32,030
Repayments of long-term debt	(29,320)	(21,684)
Dividends paid	(10)	(59)
Other, net	(1,008)	(1,110)
Net cash provided by/(used in) financing activities of continuing operations	10,881	29,292
Effect of exchange rate changes on cash and due from banks (CHF million)
Effect of exchange rate changes on cash and due from banks	(3,403)	575
Net cash provided by/(used in) discontinued operations (CHF million)
Net cash provided by/(used in) discontinued operations	0	(183)
Net increase/(decrease) in cash and due from banks (CHF million)
Net increase/(decrease) in cash and due from banks	24,358	(2,198)

Cash and due from banks at beginning of period	78,000	68,081
Cash and due from banks at end of period	102,358	65,883
Supplemental cash flow information (unaudited)
in	6M15	6M14
Cash paid for income taxes and interest (CHF million)
Cash paid for income taxes	632	777
Cash paid for interest	5,555	5,409
Assets acquired and liabilities assumed in business acquisitions (CHF million)
Fair value of assets acquired	2	32
Assets and liabilities sold in business divestitures (CHF million)
Assets sold	34	8
Liabilities sold	7	1
The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.

Notes to the condensed consolidated financial statements – unaudited
1 Summary of significant accounting policies
Basis of presentation
The accompanying unaudited condensed consolidated financial statements of Credit Suisse AG (the Bank) are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) and are stated in Swiss francs (CHF). These condensed consolidated financial statements should be read in conjunction with the US GAAP consolidated financial statements and notes thereto for the year ended December 31, 2014, included in the Credit Suisse Group AG & Credit Suisse AG Annual Report 2014 (Credit Suisse Annual Report 2014).
> Refer to “Note 1 – Summary of significant accounting policies” in VII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2014 for a description of the Bank’s significant accounting policies.
Certain financial information, which is normally included in annual consolidated financial statements prepared in accordance with US GAAP but not required for interim reporting purposes has been condensed or omitted. Certain reclassifications have been made to the prior period’s consolidated financial statements to conform to the current period’s presentation. These condensed consolidated financial statements reflect, in the opinion of management, all adjustments that are necessary for a fair presentation of the condensed consolidated financial statements for the periods presented. The results of operations for interim periods are not indicative of results for the entire year.
In preparing these condensed consolidated financial statements, management is required to make estimates and assumptions, which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the condensed consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
2 Recently issued accounting standards
> Refer to “Note 2 – Recently issued accounting standards” in VII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2014 for a complete description of recently adopted accounting standards.
> Refer to “Note 2 – Recently issued accounting standards” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q15 for the most recently adopted accounting standards and standards to be adopted in future periods.
The impact on the Bank’s and Group’s financial condition, results of operations or cash flows was or is expected to be identical.

3 Business developments
> Refer to “Note 3 – Business developments” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q15 for further information.
4 Discontinued operations
There were no operations that were discontinued in 6M15.
> Refer to “Note 4 – Discontinued operations” in in VII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2014 for further information.
Income/(loss) from discontinued operations
in	6M14
Operations-related (CHF million)
Net revenues	24
of which German private banking business	20
of which CFIG	0
Operating expenses	28
of which German private banking business	26
of which CFIG	0
Income tax expense/(benefit)	1
of which German private banking business	0
of which CFIG	0
Income/(loss), net of tax	(5)
of which German private banking business	(6)
of which CFIG	0
Transaction-related (CHF million)
Gain on disposal	91
of which CFIG	91
Operating expenses	41
of which German private banking business	35
of which CFIG	0
Income tax expense/(benefit)	39
of which CFIG	42
Income/(loss), net of tax	11
of which German private banking business	(35)
of which CFIG	49
Discontinued operations – total (CHF million)
Income/(loss) from discontinued operations, net of tax	6
of which German private banking business	(41)
of which CFIG	49

5 Segment information
Overview
For purpose of presentation of reportable segments, the Bank has included accounts of affiliate entities wholly owned by the same parent which are managed together with the operating segments of the Bank. These affiliate entities include certain bank and trust affiliates, primarily managed by Private Banking & Wealth Management. Income from continuing operations before taxes of these non-consolidated affiliate entities included in the segment presentation for 6M15 and 6M14 were CHF 147 million and CHF 129 million, respectively. For the same periods, net revenues of these non-consolidated affiliate entities included in the segment presentation were CHF 325 million and CHF 322 million, respectively. Total assets of these non-consolidated affiliate entities included in the segment presentation as of June 30, 2015 and December 31, 2014 were CHF 27.6 billion and CHF 25.7 billion, respectively.
> Refer to “Note 5 – Segment information” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q15 for further information.
Net revenues and income before taxes
in	6M15	6M14
Net revenues (CHF million)
Private Banking & Wealth Management	6,124	6,286
Investment Banking	6,964	6,758
Adjustments [1,2]	257	(27)
Net revenues	13,345	13,017
Income/(loss) before taxes (CHF million)
Private Banking & Wealth Management	1,771	263
Investment Banking	1,560	1,579
Adjustments [1,3]	(402)	(748)
Income before taxes	2,929	1,094
1
Adjustments represent certain consolidating entries and balances, including those relating to items that are managed but are not legally owned by the Bank and vice versa, and certain expenses that were not allocated to the segments.

2
Includes noncontrolling interest-related revenues of CHF (13) million and CHF 397 million in 6M15 and 6M14, respectively, from the consolidation of certain private equity funds and other entities in which the Bank does not have a significant economic interest in such revenues.

3
Includes noncontrolling interest income of CHF (20) million and CHF 374 million in 6M15 and 6M14, respectively, from the consolidation of certain private equity funds and other entities in which the Bank does not have a significant economic interest in such income.

Total assets
end of	6M15	2014
Total assets (CHF million)
Private Banking & Wealth Management	356,057	345,949
Investment Banking	459,977	529,044
Adjustments [1]	46,465	29,856
Total assets	862,499	904,849
1
Adjustments represent certain consolidating entries and balances, including those relating to items that are managed but are not legally owned by the Bank and vice versa, and certain expenses that were not allocated to the segments.

6 Net interest income
in	6M15	6M14
Net interest income (CHF million)
Loans	2,400	2,191
Investment securities	29	14
Trading assets	5,282	5,566
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	1,328	1,103
Other	1,107	1,006
Interest and dividend income	10,146	9,880
Deposits	(466)	(479)
Short-term borrowings	(62)	(52)
Trading liabilities	(2,307)	(2,387)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(640)	(523)
Long-term debt	(1,745)	(1,726)
Other	(107)	(143)
Interest expense	(5,327)	(5,310)
Net interest income	4,819	4,570
7 Commissions and fees
in	6M15	6M14
Commissions and fees (CHF million)
Lending business	705	867
Investment and portfolio management	1,640	1,776
Other securities business	43	50
Fiduciary business	1,683	1,826
Underwriting	932	1,096
Brokerage	1,967	1,849
Underwriting and brokerage	2,899	2,945
Other services	845	885
Commissions and fees	6,132	6,523
8 Trading revenues
in	6M15	6M14
Trading revenues (CHF million)
Interest rate products	4,164	4,117
Foreign exchange products	(514)	(2,353)
Equity/index-related products	(1,275)	(488)
Credit products	(460)	(810)
Commodity, emission and energy products	18	46
Other products	(35)	235
Total	1,898	747
Represents revenues on a product basis which are not representative of business results within segments, as segment results utilize financial instruments across various product types.

9 Other revenues
in	6M15	6M14
Other revenues (CHF million)
Noncontrolling interests without significant economic interest	(17)	388
Loans held-for-sale	(27)	0
Long-lived assets held-for-sale	2	25
Equity method investments	93	110
Other investments	20	201
Other	425	453
Other revenues	496	1,177
10 Provision for credit losses
in	6M15	6M14
Provision for credit losses (CHF million)
Provision for loan losses	41	22
Provision for lending-related and other exposures	17	1
Provision for credit losses	58	23
11 Compensation and benefits
in	6M15	6M14
Compensation and benefits (CHF million)
Salaries and variable compensation	4,973	5,082
Social security	456	461
Other [1]	436	454
Compensation and benefits [2]	5,865	5,997
1 Includes pension and other post-retirement expense of CHF 274 million and CHF 316 million in 6M15 and 6M14, respectively.
2 Includes severance and other compensation expense relating to headcount reductions of CHF 97 million and CHF 86 million in 6M15 and 6M14, respectively.
12 General and administrative expenses
in	6M15	6M14
General and administrative expenses (CHF million)
Occupancy expenses	484	569
IT, machinery, etc.	607	682
Provisions and losses	203	1,921
Travel and entertainment	178	165
Professional services	1,358	1,053
Amortization and impairment of other intangible assets	11	10
Other	859	763
General and administrative expenses	3,700	5,163

13 Trading assets and liabilities
end of	6M15	2014
Trading assets (CHF million)
Debt securities	83,381	94,405
Equity securities	80,481	94,493
Derivative instruments [1]	30,040	37,979
Other	11,996	14,436
Trading assets	205,898	241,313
Trading liabilities (CHF million)
Short positions	32,871	35,799
Derivative instruments [1]	26,586	36,868
Trading liabilities	59,457	72,667
1 Amounts shown net of cash collateral receivables and payables.
Cash collateral on derivative instruments
end of	6M15	2014
Cash collateral – netted (CHF million) [1]
Cash collateral paid	31,534	33,716
Cash collateral received	23,086	28,505
Cash collateral – not netted (CHF million) [2]
Cash collateral paid	7,511	10,909
Cash collateral received	15,388	16,776
1 Recorded as cash collateral netting on derivative instruments in Note 19 – Offsetting of financial assets and financial liabilities.
2 Recorded as cash collateral on derivative instruments in Note 16 – Other assets and other liabilities.

14 Investment securities
end of	6M15	2014
Investment securities (CHF million)
Securities available-for-sale	2,965	2,379
Total investment securities	2,965	2,379
Investment securities by type
	6M15				2014
end of	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
6M15 (CHF million)
Debt securities issued by foreign governments	1,665	27	0	1,692	1,919	43	0	1,962
Corporate debt securities	250	0	0	250	309	0	0	309
Residential mortgage-backed securities	687	0	0	687	0	0	0	0
Commercial mortgage-backed securities	246	0	0	246	0	0	0	0
Debt securities available-for-sale	2,848	27	0	2,875	2,228	43	0	2,271
Banks, trust and insurance companies	63	23	0	86	72	25	0	97
Industry and all other	4	0	0	4	11	0	0	11
Equity securities available-for-sale	67	23	0	90	83	25	0	108
Securities available-for-sale	2,915	50	0	2,965	2,311	68	0	2,379
There were no unrealized losses on investment securities in 6M15 and 6M14. No significant impairment was recorded as the Bank does not intend to sell the investments, nor is it more likely than not that the Bank will be required to sell the investments before the recovery of their amortized cost bases, which may be maturity.
Proceeds from sales, realized gains and realized losses from available-for-sale securities
	6M15		6M14
in	Debt securities	Equity securities	Debt securities	Equity securities
Additional information (CHF million)
Proceeds from sales	0	14	41	7
Realized gains	0	1	0	0
Amortized cost, fair value and average yield of debt securities
	Debt securities available-for-sale
end of	Amortized cost	Fair value	Average yield (in %)
6M15 (CHF million)
Due within 1 year	714	714	2.34
Due from 1 to 5 years	1,201	1,228	0.78
Due from 5 to 10 years	1	1	32.91
Due after 10 years	932	932	3.22
Total debt securities	2,848	2,875	1.98

15 Loans, allowance for loan losses and credit quality
> Refer to “Note 16 – Loans, allowance for loan losses and credit quality” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q15 and “Note 17 – Loans, allowance for loan losses and credit quality” in VII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2014 for further information.
Loans
end of	6M15	2014
Loans (CHF million)
Mortgages	85,802	84,527
Loans collateralized by securities	39,191	39,712
Consumer finance	1,384	1,582
Consumer	126,377	125,821
Real estate	25,440	26,279
Commercial and industrial loans	72,907	72,191
Financial institutions	25,872	28,654
Governments and public institutions	3,251	3,746
Corporate & institutional	127,470	130,870
Gross loans	253,847	256,691
of which held at amortized cost	234,069	233,778
of which held at fair value	19,778	22,913
Net (unearned income)/deferred expenses	(181)	(166)
Allowance for loan losses	(572)	(597)
Net loans	253,094	255,928
Gross loans by location (CHF million)
Switzerland	139,007	139,211
Foreign	114,840	117,480
Gross loans	253,847	256,691
Impaired loan portfolio (CHF million)
Non-performing loans	537	564
Non-interest-earning loans	205	257
Total non-performing and non-interest-earning loans	742	821
Restructured loans	253	171
Potential problem loans	326	140
Total other impaired loans	579	311
Gross impaired loans	1,321	1,132

Allowance for loan losses
	6M15			6M14
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Allowance for loan losses (CHF million)
Balance at beginning of period	131	466	597	134	557	691
Net movements recognized in statements of operations	10	31	41	5	17	22
Gross write-offs	(44)	(27)	(71)	(16)	(78)	(94)
Recoveries	3	9	12	7	20	27
Net write-offs	(41)	(18)	(59)	(9)	(58)	(67)
Provisions for interest	3	9	12	2	8	10
Foreign currency translation impact and other adjustments, net	(4)	(15)	(19)	0	0	0
Balance at end of period	99	473	572	132	524	656
of which individually evaluated for impairment	73	320	393	104	378	482
of which collectively evaluated for impairment	26	153	179	28	146	174
Gross loans held at amortized cost (CHF million)
Balance at end of period	126,357	107,712	234,069	121,239	97,728	218,967
of which individually evaluated for impairment [1]	468	853	1,321	407	792	1,199
of which collectively evaluated for impairment	125,889	106,859	232,748	120,832	96,936	217,768
1 Represents gross impaired loans both with and without a specific allowance.
Purchases, reclassifications and sales
in	6M15			6M14
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Loans held at amortized cost (CHF million)
Purchases [1]	231	2,348	2,579	29	1,405	1,434
Reclassifications from loans held-for-sale [2]	0	158	158	0	188	188
Reclassifications to loans held-for-sale [3]	0	373	373	0	410	410
Sales [3]	0	214	214	0	64	64
1 Includes drawdowns under purchased loan commitments.
2 Includes loans previously reclassified to held-for-sale that were not sold and were reclassified back to loans held-to-maturity.
3 All loans held at amortized cost which are sold are reclassified to loans held-for-sale on or prior to the date of the sale.

Gross loans held at amortized cost by internal counterparty rating
	Investment grade	Non-investment grade
end of	Ratings AAA to BBB	Ratings BB to C	Rating D	Total
6M15 (CHF million)
Mortgages	74,875	10,751	174	85,800
Loans collateralized by securities	36,606	2,432	153	39,191
Consumer finance	937	333	96	1,366
Consumer	112,418	13,516	423	126,357
Real estate	19,103	5,488	61	24,652
Commercial and industrial loans	31,355	29,914	549	61,818
Financial institutions	16,664	3,371	113	20,148
Governments and public institutions	744	350	0	1,094
Corporate & institutional	67,866	39,123	723	107,712
Gross loans held at amortized cost	180,284	52,639	1,146	234,069
Value of collateral [1]	163,008	43,867	780	207,655
2014 (CHF million)
Mortgages	72,844	11,527	156	84,527
Loans collateralized by securities	37,338	2,288	86	39,712
Consumer finance	1,235	235	95	1,565
Consumer	111,417	14,050	337	125,804
Real estate	19,169	6,020	67	25,256
Commercial and industrial loans	30,156	29,890	475	60,521
Financial institutions	18,209	2,619	106	20,934
Governments and public institutions	850	413	0	1,263
Corporate & institutional	68,384	38,942	648	107,974
Gross loans held at amortized cost	179,801	52,992	985	233,778
Value of collateral [1]	162,598	43,141	564	206,303
1 Includes the value of collateral up to the amount of the outstanding related loans. For mortgages, collateral values are generally values at the time of granting the loan.

Gross loans held at amortized cost – aging analysis
	Current	Past due
end of		Up to 30 days	31-60 days	61-90 days	More than 90 days	Total	Total
6M15 (CHF million)
Mortgages	85,515	128	11	6	140	285	85,800
Loans collateralized by securities	38,896	245	1	1	48	295	39,191
Consumer finance	900	382	9	26	49	466	1,366
Consumer	125,311	755	21	33	237	1,046	126,357
Real estate	24,541	41	10	3	57	111	24,652
Commercial and industrial loans	60,787	678	12	84	257	1,031	61,818
Financial institutions	19,918	127	4	1	98	230	20,148
Governments and public institutions	1,083	11	0	0	0	11	1,094
Corporate & institutional	106,329	857	26	88	412	1,383	107,712
Gross loans held at amortized cost	231,640	1,612	47	121	649	2,429	234,069
2014 (CHF million)
Mortgages	84,269	97	13	8	140	258	84,527
Loans collateralized by securities	39,542	81	1	1	87	170	39,712
Consumer finance	1,372	123	7	23	40	193	1,565
Consumer	125,183	301	21	32	267	621	125,804
Real estate	25,167	23	1	4	61	89	25,256
Commercial and industrial loans	59,555	659	15	37	255	966	60,521
Financial institutions	20,771	41	0	0	122	163	20,934
Governments and public institutions	1,238	25	0	0	0	25	1,263
Corporate & institutional	106,731	748	16	41	438	1,243	107,974
Gross loans held at amortized cost	231,914	1,049	37	73	705	1,864	233,778

Gross impaired loans by category
	Non-performing and non-interest earning loans			Other impaired loans
end of	Non- performing loans	Non- interest- earning loans	Total	Restruc- tured loans	Potential problem loans	Total	Total
6M15 (CHF million)
Mortgages	142	24	166	4	32	36	202	[1]
Loans collateralized by securities	22	27	49	0	120	120	169
Consumer finance	75	22	97	0	0	0	97
Consumer	239	73	312	4	152	156	468
Real estate	42	19	61	0	4	4	65
Commercial and industrial loans	199	73	272	221	165	386	658
Financial institutions	57	40	97	28	5	33	130
Corporate & institutional	298	132	430	249	174	423	853
Gross impaired loans	537	205	742	253	326	579	1,321
2014 (CHF million)
Mortgages	166	17	183	4	23	27	210	[1]
Loans collateralized by securities	11	75	86	0	2	2	88
Consumer finance	78	17	95	0	0	0	95
Consumer	255	109	364	4	25	29	393
Real estate	49	15	64	0	9	9	73
Commercial and industrial loans	172	98	270	167	103	270	540
Financial institutions	88	35	123	0	3	3	126
Corporate & institutional	309	148	457	167	115	282	739
Gross impaired loans	564	257	821	171	140	311	1,132
1
As of the end of 6M15 and 2014, CHF 81 million and CHF 66 million, respectively, were related to consumer mortgages secured by residential real estate for which formal foreclosure proceedings according to local requirements of the applicable jurisdiction were in process.

Gross impaired loan detail
end of	6M15			2014
	Recorded investment	Unpaid principal balance	Associated specific allowance	Recorded investment	Unpaid principal balance	Associated specific allowance
Gross impaired loan detail (CHF million)
Mortgages	154	143	20	166	154	19
Loans collateralized by securities	26	23	4	63	60	53
Consumer finance	90	87	49	88	87	32
Consumer	270	253	73	317	301	104
Real estate	65	61	7	65	62	7
Commercial and industrial loans	533	517	243	533	507	230
Financial institutions	130	126	70	125	120	72
Corporate & institutional	728	704	320	723	689	309
Gross impaired loans with a specific allowance	998	957	393	1,040	990	413
Mortgages	48	48	–	44	43	–
Loans collateralized by securities	143	143	–	25	25	–
Consumer finance	7	7	–	7	7	–
Consumer	198	198	–	76	75	–
Real estate	0	0	–	8	7	–
Commercial and industrial loans	125	125	–	7	7	–
Financial institutions	0	0	–	1	1	–
Corporate & institutional	125	125	–	16	15	–
Gross impaired loans without specific allowance	323	323	–	92	90	–
Gross impaired loans	1,321	1,280	393	1,132	1,080	413
of which consumer	468	451	73	393	376	104
of which corporate & institutional	853	829	320	739	704	309

Gross impaired loan detail (continued)
in	6M15			6M14
	Average recorded investment	Interest income recognized	Interest income recognized on a cash basis	Average recorded investment	Interest income recognized	Interest income recognized on a cash basis
Gross impaired loan detail (CHF million)
Mortgages	143	1	1	155	1	1
Loans collateralized by securities	49	0	0	65	0	0
Consumer finance	86	1	1	67	0	0
Consumer	278	2	2	287	1	1
Real estate	63	0	0	79	0	0
Commercial and industrial loans	509	3	3	616	0	0
Financial institutions	141	1	1	124	0	0
Corporate & institutional	713	4	4	819	0	0
Gross impaired loans with a specific allowance	991	6	6	1,106	1	1
Mortgages	52	0	0	18	0	0
Loans collateralized by securities	32	0	0	34	0	0
Consumer finance	7	0	0	20	0	0
Consumer	91	0	0	72	0	0
Real estate	5	0	0	13	0	0
Commercial and industrial loans	23	0	0	10	0	0
Financial institutions	1	0	0	0	0	0
Corporate & institutional	29	0	0	23	0	0
Gross impaired loans without specific allowance	120	0	0	95	0	0
Gross impaired loans	1,111	6	6	1,201	1	1
of which consumer	369	2	2	359	1	1
of which corporate & institutional	742	4	4	842	0	0
Restructured loans held at amortized cost
in	6M15			6M14
	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification
Restructured loans (CHF million)
Commercial and industrial loans	4	92	99	3	107	85
Total	4	92	99	3	107	85
In 6M15, the Bank reported the default of one loan within commercial and industrial loans with a recorded investment amount of CHF 65 million, which had been restructured within the previous 12 months. In 6M14, the Bank did not experience a default of such loans.
In 6M15, the loan modifications of the Bank included interest rate reductions to rates lower than the current market rate for new loans with similar risk, extended repayment terms and added penalty interest.

16 Other assets and other liabilities
end of	6M15	2014
Other assets (CHF million)
Cash collateral on derivative instruments	7,511	10,909
Cash collateral on non-derivative transactions	1,268	3,238
Derivative instruments used for hedging	1,370	1,539
Assets held-for-sale	24,584	26,544
of which loans [1]	24,101	25,911
of which real estate [2]	375	535
of which long-lived assets	108	98
Assets held for separate accounts	4,036	5,650
Interest and fees receivable	5,879	6,229
Deferred tax assets	5,140	6,064
Prepaid expenses	613	511
Failed purchases	2,409	3,138
Other	6,665	6,689
Other assets	59,475	70,511
Other liabilities (CHF million)
Cash collateral on derivative instruments	15,388	16,776
Cash collateral on non-derivative transactions	1,417	797
Derivative instruments used for hedging	247	469
Provisions	1,203	1,347
of which off-balance sheet risk	69	102
Liabilities held for separate accounts	4,036	5,650
Interest and fees payable	5,900	6,465
Current tax liabilities	731	782
Deferred tax liabilities	53	33
Failed sales	1,345	1,313
Other	14,986	17,016
Other liabilities	45,306	50,648
1
Included as of June 30, 2015 and December 31, 2014 were CHF 1,022 million and CHF 1,103 million, respectively, in restricted loans, which represented collateral on secured borrowings, and CHF 62 million and CHF 226 million, respectively, in loans held in trusts, which are consolidated as a result of failed sales under US GAAP.

2
As of the end of June 30, 2015 and December 31, 2014, real estate held-for-sale included foreclosed or repossessed real estate of CHF 58 million and CHF 169 million, respectively, of which CHF 1 million and CHF 2 million, respectively, were related to residential real estate.

17 Long-term debt
Long-term debt
end of	6M15	2014
Long-term debt (CHF million)
Senior	142,487	135,196
Subordinated	22,970	24,299
Non-recourse liabilities from consolidated VIEs	11,972	13,452
Long-term debt	177,429	172,947
of which reported at fair value	75,658	80,260
of which structured notes	50,602	50,469
Structured notes by product
end of	6M15	2014
Structured notes (CHF million)
Equity	34,150	35,309
Fixed income	8,958	8,321
Credit	4,965	5,244
Other	2,529	1,595
Total structured notes	50,602	50,469

18 Accumulated other comprehensive income
Accumulated other comprehensive income/(loss)
	Gains/ (losses) on cash flow hedges	Cumulative translation adjustments	Unrealized gains/ (losses) on securities	Actuarial gains/ (losses)	Net prior service credit/ (cost)	Accumu- lated other compre- hensive income/ (loss)
6M15 (CHF million)
Balance at beginning of period	(18)	(11,623)	56	(656)	17	(12,224)
Increase/(decrease)	43	(2,455)	(4)	0	0	(2,416)
Reclassification adjustments, included in net income	9	6	(1)	34	(7)	41
Total increase/(decrease)	52	(2,449)	(5)	34	(7)	(2,375)
Balance at end of period	34	(14,072)	51	(622)	10	(14,599)
6M14 (CHF million)
Balance at beginning of period	9	(13,738)	35	(714)	3	(14,405)
Increase/(decrease)	24	(186)	15	(3)	0	(150)
Reclassification adjustments, included in net income	(9)	0	0	22	(1)	12
Total increase/(decrease)	15	(186)	15	19	(1)	(138)
Balance at end of period	24	(13,924)	50	(695)	2	(14,543)
Details on significant reclassification adjustments
in	6M15	6M14
Reclassification adjustments, included in net income (CHF million)
Actuarial gains/(losses)
Amortization of recognized actuarial losses [1]	45	31
Tax expense/(benefit)	(11)	(9)
Net of tax	34	22
1 These components are included in the computation of total benefit costs. Refer to "Note 22 – Pension and other post-retirement benefits" for further information.

19 Offsetting of financial assets and financial liabilities
> Refer to “Note 20 – Offsetting of financial assets and financial liabilities” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q15 for further information.
Offsetting of derivatives
end of	6M15		2014
	Derivative assets	Derivative liabilities	Derivative assets	Derivative liabilities
Gross derivatives subject to enforceable master netting agreements (CHF billion)
OTC-cleared	115.1	110.2	257.8	250.1
OTC	153.3	147.7	213.6	210.3
Exchange-traded	0.2	0.1	0.1	0.0
Interest rate products	268.6	258.0	471.5	460.4
OTC	61.2	73.8	86.9	99.0
Exchange-traded	0.1	0.2	0.1	0.2
Foreign exchange products	61.3	74.0	87.0	99.2
OTC	13.9	15.4	14.8	15.3
Exchange-traded	12.4	13.6	12.4	14.0
Equity/index-related products	26.3	29.0	27.2	29.3
OTC-cleared	5.6	5.5	6.3	6.1
OTC	15.1	14.3	20.0	19.5
Credit derivatives	20.7	19.8	26.3	25.6
OTC	3.4	2.7	8.6	8.7
Exchange-traded	0.0	0.0	0.4	0.4
Other products	3.4	2.7	9.0	9.1
OTC-cleared	120.7	115.7	264.1	256.2
OTC	246.9	253.9	343.9	352.8
Exchange-traded	12.7	13.9	13.0	14.6
Total gross derivatives subject to enforceable master netting agreements	380.3	383.5	621.0	623.6
Offsetting (CHF billion)
OTC-cleared	(118.9)	(115.4)	(261.7)	(255.8)
OTC	(225.4)	(236.2)	(316.7)	(326.4)
Exchange-traded	(11.9)	(13.0)	(11.9)	(13.1)
Offsetting	(356.2)	(364.6)	(590.3)	(595.3)
of which counterparty netting	(333.1)	(333.1)	(561.6)	(561.6)
of which cash collateral netting	(23.1)	(31.5)	(28.7)	(33.7)
Net derivatives presented in the consolidated balance sheets (CHF billion)
OTC-cleared	1.8	0.3	2.4	0.4
OTC	21.5	17.7	27.2	26.4
Exchange-traded	0.8	0.9	1.1	1.5
Total net derivatives subject to enforceable master netting agreements	24.1	18.9	30.7	28.3
Total derivatives not subject to enforceable master netting agreements [1]	7.3	7.9	8.8	9.1
Total net derivatives presented in the consolidated balance sheets	31.4	26.8	39.5	37.4
of which recorded in trading assets and trading liabilities	30.0	26.6	38.0	36.9
of which recorded in other assets and other liabilities	1.4	0.2	1.5	0.5
1 Represents derivatives where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

Offsetting of securities purchased under resale agreements and securities borrowing transactions
end of	6M15				2014
	Gross	Offsetting	Net		Gross	Offsetting	Net
Securities purchased under resale agreements and securities borrowing transactions (CHF billion)
Securities purchased under resale agreements	101.2	(23.9)	77.3		119.3	(28.0)	91.3
Securities borrowing transactions	24.4	(6.0)	18.4		27.8	(6.9)	20.9
Total subject to enforceable master netting agreements	125.6	(29.9)	95.7		147.1	(34.9)	112.2
Total not subject to enforceable master netting agreements [1]	42.5	–	42.5		51.0	–	51.0
Total	168.1	(29.9)	138.2	[2]	198.1	(34.9)	163.2	[2]
1
Represents securities purchased under resale agreements and securities borrowing transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 80,636 million and CHF 104,283 million of the total net amount as of June 30, 2015 and December 31, 2014, respectively, are reported at fair value.
Offsetting of securities sold under repurchase agreements and securities lending transactions
end of	6M15				2014
	Gross	Offsetting	Net		Gross	Offsetting	Net
Securities sold under repurchase agreements and securities lending transactions (CHF billion)
Securities sold under repurchase agreements	58.6	(27.5)	31.1		69.9	(31.9)	38.0
Securities lending transactions	9.2	(2.4)	6.8		10.8	(3.0)	7.8
Obligation to return securities received as collateral, at fair value	21.2	0.0	21.2		18.8	0.0	18.8
Total subject to enforceable master netting agreements	89.0	(29.9)	59.1		99.5	(34.9)	64.6
Total not subject to enforceable master netting agreements [1]	28.4	–	28.4		32.4	–	32.4
Total	117.4	(29.9)	87.5		131.9	(34.9)	97.0
of which securities sold under repurchase agreements and securities lending transactions	88.5	(29.9)	58.6	[2]	105.0	(34.9)	70.1	[2]
of which obligation to return securities received as collateral, at fair value	28.9	0.0	28.9		26.9	0.0	26.9
1
Represents securities sold under repurchase agreements and securities lending transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 41,920 million and CHF 54,732 million of the total net amount as of June 30, 2015 and December 31, 2014, respectively, are reported at fair value.

Amounts not offset in the consolidated balance sheets
end of	6M15						2014
	Net	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure	Net	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure
Financial assets subject to enforceable master netting agreements (CHF billion)
Derivatives	24.1	5.8		0.2		18.1	30.7	6.5		0.1		24.1
Securities purchased under resale agreements	77.3	77.3		0.0		0.0	91.3	91.3		0.0		0.0
Securities borrowing transactions	18.4	18.0		0.0		0.4	20.9	20.3		0.0		0.6
Total financial assets subject to enforceable master netting agreements	119.8	101.1		0.2		18.5	142.9	118.1		0.1		24.7
Financial liabilities subject to enforceable master netting agreements (CHF billion)
Derivatives	18.9	3.4		0.0		15.5	28.3	8.5		0.0		19.8
Securities sold under repurchase agreements	31.1	31.1		0.0		0.0	38.0	38.0		0.0		0.0
Securities lending transactions	6.8	6.5		0.0		0.3	7.8	7.6		0.0		0.2
Obligation to return securities received as collateral, at fair value	21.2	20.3		0.0		0.9	18.8	18.1		0.0		0.7
Total financial liabilities subject to enforceable master netting agreements	78.0	61.3		0.0		16.7	92.9	72.2		0.0		20.7
1
The total amount reported in financial instruments (recognized financial assets and financial liabilities and non-cash financial collateral) and cash collateral is limited to the amount of the related instruments presented in the consolidated balance sheets and therefore any over-collateralization of these positions is not included.

20 Tax
The effective tax rate of 34.6% in 6M15 mainly reflected the impact of the geographical mix of results and the effect of a New York City tax law change. This change in tax law required a remeasurement and decrease of existing deferred tax assets arising from timing differences and resulted in an additional tax charge of CHF 189 million. Overall, net deferred tax assets decreased CHF 944 million to CHF 5,087 million as of the end of 6M15 compared to 2014.
The presentation of income tax expense and deferred tax assets and liabilities is in accordance with Accounting Standards Codification Topic 740 – Income Taxes – Interim Reporting.
The quarterly income tax expense includes the impact of the continuous re-assessment of the estimated annual effective tax rate as well as the impact of items that need to be recorded in the specific interim period in which they occur.
Net deferred tax assets related to net operating losses, net deferred tax assets on temporary differences and net deferred tax liabilities are presented in the following manner. Nettable gross deferred tax liabilities are allocated on a pro-rata basis to gross deferred tax assets on net operating losses and gross deferred tax assets on temporary differences. This approach is aligned with the underlying treatment of netting gross deferred tax assets and liabilities under the Basel III framework. Valuation allowances have been allocated against such deferred tax assets on net operating losses first with any remainder allocated to such deferred tax assets on temporary differences. This presentation is considered the most appropriate disclosure given the underlying nature of the gross deferred tax balances.
As of June 30, 2015, the Bank had accumulated undistributed earnings from foreign subsidiaries of CHF 4.9 billion which are considered indefinitely reinvested. The Bank would need to accrue and pay taxes on these undistributed earnings if such earnings were repatriated. No deferred tax liability was recorded in respect of those amounts as these earnings are considered indefinitely reinvested. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.
The Bank is currently subject to ongoing tax audits and inquiries with the tax authorities in a number of jurisdictions, including the US, the UK and Switzerland. Although the timing of the completion of these audits is uncertain, it is reasonably possible that some of these audits and inquiries will be resolved within 12 months of the reporting date. It is reasonably possible that there will be a decrease between zero and CHF 40 million in unrecognized tax benefits within 12 months of the reporting date.
The Bank remains open to examination from federal, state, provincial or similar local jurisdictions from the following years onward in these major countries: Japan – 2012; Switzerland – 2010; Brazil – 2009; the UK – 2009; the US – 2006; and the Netherlands – 2005.

Effective tax rate
in	6M15	6M14
Effective tax rate (%)	34.6	72.7
Tax expense reconciliation
in	6M15
CHF million
Income tax expense computed at the statutory tax rate of 22%	644
Increase/(decrease) in income taxes resulting from
Foreign tax rate differential	111
Changes in tax law and rates	199
Other non-deductible expenses	160
Changes in deferred tax valuation allowance	(32)
Lower taxed income	(122)
Income taxable to noncontrolling interests	7
Change in recognition of outside basis difference	(19)
Other	64
Income tax expense	1,012
Foreign tax rate differential
6M15 included a foreign tax expense of CHF 111 million in respect of profits earned in higher tax jurisdictions, mainly Brazil and the US.
Changes in tax law and rates
6M15 included a tax expense of CHF 189 million related to the change in New York City tax laws.
Other non-deductible expenses
6M15 included the impact of non-deductible interest expenses of CHF 107 million, non-deductible bank levy costs and other non-deductible compensation expenses of CHF 53 million.
Changes in deferred tax valuation allowance
6M15 included the impact of the decrease of valuation allowances of CHF 69 million mainly in respect of three of the Bank’s operating entities, two in the UK and one in Switzerland, and an increase of valuation allowances of CHF 37 million mainly in respect of one of the Bank’s operating entities in the UK, related to estimated current year earnings.
Lower taxed income
6M15 included the impact of a beneficial earnings mix in one of the Bank’s operating entities in Switzerland of CHF 39 million, a CHF 34 million income tax benefit related to non-taxable life insurance income, CHF 23 million relating to non-taxable foreign exchange gains and CHF 26 million related to exempt offshore income.
Change in recognition of outside basis difference
6M15 included a CHF 19 million income tax benefit related to an increase of the outside basis difference relating to Swiss subsidiary investments.
Other
6M15 included a tax charge from the impact of prior year adjustments of CHF 9 million and a tax charge of CHF 69 million relating to the increase of tax contingency accruals, partially offset by a tax benefit of CHF 11 million relating to the re-assessment of deferred tax balances in one of the Bank’s operating entities in Switzerland. The remaining balance included various smaller items.
Net deferred tax assets
end of	6M15	2014
Net deferred tax assets (CHF million)
Deferred tax assets	5,140	6,064
of which net operating losses	1,119	1,816
of which deductible temporary differences	4,021	4,248
Deferred tax liabilities	(53)	(33)
Net deferred tax assets	5,087	6,031

21 Employee deferred compensation
> Refer to “Note 22 – Employee deferred compensation” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q15 and “Note 27 – Employee deferred compensation” in VII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2014 for further information.
Deferred compensation expense
in	6M15	6M14
Deferred compensation expense (CHF million)
Share awards	444	476
Performance share awards	303	328
Contingent Capital Awards	196	174
Capital Opportunity Facility awards	7	5
Plus Bond awards [1]	11	17
2011 Partner Asset Facility awards [2]	1	10
Adjustable Performance Plan share awards [3]	0	(2)
Adjustable Performance Plan cash awards [3]	0	(13)
Restricted Cash Awards	21	47
Scaled Incentive Share Units [3]	0	(3)
2008 Partner Asset Facility awards [4]	22	83
Other cash awards	207	221
Discontinued operations	0	(9)
Total deferred compensation expense	1,212	1,334
1
Compensation expense primarily relates to mark-to-market changes of the underlying assets of the Plus Bonds and the amortization of the voluntary Plus Bonds elected in 6M13 and expensed over a three-year vesting period.

2 Compensation expense mainly includes the change in underlying fair value of the indexed assets prior to the CCA conversion.
3 Includes forfeitures and downward adjustments according to the plan terms and conditions.
4 Compensation expense mainly includes the change in underlying fair value of the indexed assets during the period.
Estimated unrecognized deferred compensation
end of	6M15
Estimated unrecognized compensation expense (CHF million)
Share awards	968
Performance share awards	425
Contingent Capital Awards	383
Capital Opportunity Facility awards	2
Plus Bond awards	2
Restricted Cash Awards	17
Other cash awards	183
Estimated unrecognized deferred compensation expense	1,980

Weighted-average requisite service period (years)
Aggregate remaining weighted-average requisite service period	1.2
6M15 activity
In 6M15, the Bank granted share awards, performance share awards and Contingent Capital Awards as part of the 2014 variable compensation. Expense recognition for these awards began in 6M15 and will continue over the remaining service or vesting period of each respective award.
Share awards
In 6M15, the Bank granted 42.3 million shares at a weighted-average share price of CHF 17.12. Each share award granted entitles the holder of the award to receive one Group share, does not contain a leverage component or a multiplier effect and is subject to service conditions as it vests over three years, such that the share award vests equally on each of the three anniversaries of the grant date.
Performance share awards
In 6M15, the Bank granted 30.5 million performance shares at a weighted-average share price of CHF 16.94. Each performance share award granted entitles the holder of the award to receive one Group share. The performance share award also vests over three years such that the performance share award vests equally on each of the three anniversaries of the grant date. Unlike the share award, however, the outstanding performance share award is subject to a negative adjustment in the event of a divisional loss or a negative return on equity of the Group.
Contingent Capital Awards
In 6M15, the Bank awarded Contingent Capital Awards with a total value of CHF 355 million that will be expensed over a three-year period from the grant date.

Share-based award activity
	6M15
Number of awards (in millions)	Share awards	Performance share awards	Adjustable Performance Plan share awards		ISU awards
Share-based award activities
Balance at beginning of period	76.5	47.5	7.1		0.6
Granted	42.3	30.5	0.3	[1]	0.0
Settled	(36.9)	(22.7)	(7.4)		0.0
Forfeited	(0.5)	(0.2)	0.0		0.0
Balance at end of period	81.4	55.1	0.0		0.6
of which vested	4.0	2.0	0.0		0.1
of which unvested	77.4	53.1	0.0		0.5
1 Represents additional units earned in 6M15 as the original Adjustable Performance Plan awards met performance criteria in accordance with the terms and conditions of the awards.
22 Pension and other post-retirement benefits
> Refer to “Note 23 – Pension and other post-retirement benefits” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q15 and “Note 29 – Pension and other post-retirement benefits” in VII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2014 for further information.
The Bank expects to contribute CHF 28 million to the international single-employer defined benefit pension plans and other post-retirement defined benefit plans in 2015. As of June 30, 2015, CHF 14 million of contributions had been made.
Components of total benefit costs
in	6M15	6M14
Total benefit costs (CHF million)
Service costs on benefit obligation	11	11
Interest costs on benefit obligation	66	71
Expected return on plan assets	(95)	(88)
Amortization of recognized prior service cost/(credit)	(11)	0
Amortization of recognized actuarial losses	45	31
Total benefit costs	16	25

23 Derivatives and hedging activities
> Refer to “Note 24 – Derivatives and hedging activities” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q15 and to “Note 30 – Derivatives and hedging activities” in VII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2014 for further information.
Fair value of derivative instruments
The tables below present gross derivative replacement values by type of contract and balance sheet location and whether the derivative is used for trading purposes or in a qualifying hedging relationship. Notional amounts have also been provided as an indication of the volume of derivative activity within the Bank.
Information on bifurcated embedded derivatives has not been included in these tables. Under US GAAP, the Bank elected to account for substantially all financial instruments with an embedded derivative that is not considered clearly and closely related to the host contract at fair value.
> Refer to “Note 26 – Financial instruments” for further information.
Fair value of derivative instruments
	Trading			Hedging			[1]
end of 6M15	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	11,472.2	4.5	4.5	0.0	0.0	0.0
Swaps	17,338.1	216.2	208.2	48.7	2.3	1.2
Options bought and sold (OTC)	3,069.5	47.3	45.9	0.0	0.0	0.0
Futures	1,854.6	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	366.1	0.1	0.1	0.0	0.0	0.0
Interest rate products	34,100.5	268.1	258.7	48.7	2.3	1.2
Forwards	1,772.9	17.1	18.2	12.4	0.0	0.1
Swaps	1,188.0	32.2	43.8	0.0	0.0	0.0
Options bought and sold (OTC)	791.2	14.0	14.6	9.7	0.1	0.0
Futures	21.9	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	10.1	0.1	0.2	0.0	0.0	0.0
Foreign exchange products	3,784.1	63.4	76.8	22.1	0.1	0.1
Forwards	2.5	0.2	0.0	0.0	0.0	0.0
Swaps	221.8	5.9	7.6	0.0	0.0	0.0
Options bought and sold (OTC)	231.6	10.0	9.1	0.0	0.0	0.0
Futures	48.4	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	295.7	12.7	13.9	0.0	0.0	0.0
Equity/index-related products	800.0	28.8	30.6	0.0	0.0	0.0
Credit derivatives [2]	1,115.0	21.2	20.8	0.0	0.0	0.0
Forwards	8.2	0.2	0.3	0.0	0.0	0.0
Swaps	23.6	2.8	2.3	0.0	0.0	0.0
Options bought and sold (OTC)	18.8	0.6	0.5	0.0	0.0	0.0
Futures	12.5	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	1.6	0.1	0.1	0.0	0.0	0.0
Other products [3]	64.7	3.7	3.2	0.0	0.0	0.0
Total derivative instruments	39,864.3	385.2	390.1	70.8	2.4	1.3
The notional amount, PRV and NRV (trading and hedging) was CHF 39,935.1 billion, CHF 387.6 billion and CHF 391.4 billion, respectively, as of June 30, 2015.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Primarily credit default swaps.
3 Primarily precious metals, commodity, energy and emission products.

Fair value of derivative instruments (continued)
	Trading			Hedging			[1]
end of 2014	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	11,940.2	5.3	5.6	0.0	0.0	0.0
Swaps	26,382.0	398.7	392.0	46.5	2.5	1.1
Options bought and sold (OTC)	3,582.9	66.2	63.8	0.0	0.0	0.0
Futures	1,528.4	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	589.1	0.2	0.1	0.0	0.0	0.0
Interest rate products	44,022.6	470.4	461.5	46.5	2.5	1.1
Forwards	2,133.5	32.2	33.4	14.2	0.0	0.3
Swaps	1,430.9	40.0	51.0	0.0	0.0	0.0
Options bought and sold (OTC)	1,008.4	17.2	17.7	9.5	0.0	0.1
Futures	23.3	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	7.9	0.1	0.2	0.0	0.0	0.0
Foreign exchange products	4,604.0	89.5	102.3	23.7	0.0	0.4
Forwards	4.2	0.7	0.1	0.0	0.0	0.0
Swaps	289.3	6.2	6.7	0.0	0.0	0.0
Options bought and sold (OTC)	237.7	11.1	10.4	0.0	0.0	0.0
Futures	46.4	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	370.9	12.7	14.3	0.0	0.0	0.0
Equity/index-related products	948.5	30.7	31.5	0.0	0.0	0.0
Credit derivatives [2]	1,287.5	27.0	26.2	0.0	0.0	0.0
Forwards	17.8	0.9	0.9	0.0	0.0	0.0
Swaps	44.4	6.7	6.6	0.0	0.0	0.0
Options bought and sold (OTC)	44.6	1.7	1.8	0.0	0.0	0.0
Futures	13.3	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	2.1	0.4	0.4	0.0	0.0	0.0
Other products [3]	122.2	9.7	9.7	0.0	0.0	0.0
Total derivative instruments	50,984.8	627.3	631.2	70.2	2.5	1.5
The notional amount, PRV and NRV (trading and hedging) was CHF 51,055.0 billion, CHF 629.8 billion and CHF 632.7 billion, respectively, as of December 31, 2014.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Primarily credit default swaps.
3 Primarily precious metals, commodity, energy and emission products.
Fair value of derivative instruments
> Refer to “Note 19 – Offsetting of financial assets and financial liabilities” for further information on the offsetting of derivative instruments.
Fair value hedges
in	6M15	6M14
Gains/(losses) recognized in income on derivatives (CHF million)
Interest rate products	(535)	(254)
Foreign exchange products	2	2
Total	(533)	(252)
Gains/(losses) recognized in income on hedged items (CHF million)
Interest rate products	552	253
Foreign exchange products	(2)	(2)
Total	550	251
Details of fair value hedges (CHF million)
Net gains/(losses) on the ineffective portion	17	(1)
Represents gains/(losses) recognized in trading revenues.

Cash flow hedges
in	6M15		6M14
Gains/(losses) recognized in AOCI on derivatives (CHF million)
Interest rate products	54		27
Foreign exchange products	(5)		1
Total	49		28
Gains/(losses) reclassified from AOCI into income (CHF million)
Interest rate products	18	[1,2]	9	[2]
Foreign exchange products	(27)	[2,3]	0
Total	(9)		9
Details of cash flow hedges (CHF million)
Net gains on the ineffective portion [2]	(2)		(1)
1 Included in interest and other dividend income.
2 Included in trading revenues.
3 Included in total other operating expenses.
As of the end of 6M15, the maximum length of time over which the Bank hedged its exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, was six years.
The net gain associated with cash flow hedges expected to be reclassified from accumulated other comprehensive income (AOCI) within the next 12 months was CHF 1 million.
Net investment hedges
in	6M15	6M14
Gains/(losses) recognized in AOCI on derivatives (CHF million)
Foreign exchange products	808	(220)
Total	808	(220)
Represents gains/(losses) on effective portion.
The Bank includes all derivative instruments not included in hedge accounting relationships in its trading activities.
> Refer to “Note 8 – Trading revenues” for gains and losses on trading activities by product type.
Disclosures relating to contingent credit risk
The following table provides the Bank’s current net exposure from contingent credit risk relating to derivative contracts with bilateral counterparties and special purpose entities (SPEs) that include credit support agreements, the related collateral posted and the additional collateral required in a one-notch and a two-notch downgrade event, respectively. The table also includes derivative contracts with contingent credit risk features without credit support agreements that have accelerated termination event conditions. The current net exposure for derivative contracts with bilateral counterparties and contracts with accelerated termination event conditions is the aggregate fair value of derivative instruments that were in a net liability position. For SPEs, the current net exposure is the contractual amount that is used to determine the collateral payable in the event of a downgrade. The contractual amount could include both the NRV and a percentage of the notional value of the derivative.
Contingent credit risk
end of	6M15				2014
	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total
Contingent credit risk (CHF billion)
Current net exposure	13.5	0.6	0.3	14.4	14.0	0.8	0.3	15.1
Collateral posted	12.8	0.6	–	13.4	12.2	0.9	–	13.1
Additional collateral required in a one-notch downgrade event	0.7	0.5	0.0	1.2	0.7	0.5	0.1	1.3
Additional collateral required in a two-notch downgrade event	1.9	0.7	0.0	2.6	2.2	0.8	0.2	3.2
Credit derivatives
> Refer to “Note 30 – Derivatives and hedging activities” in VII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2014 for further information on credit derivatives.
Credit protection sold/purchased
The following tables do not include all credit derivatives and differ from the credit derivatives in the “Fair value of derivative instruments” tables. This is due to the exclusion of certain credit derivative instruments under US GAAP, which defines a credit derivative as a derivative instrument (a) in which one or more of its underlyings are related to the credit risk of a specified entity (or a group of entities) or an index based on the credit risk of a group of entities and (b) that exposes the seller to potential loss from credit risk-related events specified in the contract.
Certain cash collateralized debt obligations (CDOs) and other derivative instruments were excluded as they do not fall within the scope of US GAAP rules. Total return swaps (TRS) of CHF 10.4 billion and CHF 12.6 billion as of the end of 6M15 and 2014, respectively, were also excluded because a TRS does not expose the seller to potential loss from credit risk-related events specified in the contract. A TRS only provides protection against a loss in asset value and not against additional amounts as a result of specific credit events.

Credit protection sold/purchased
end of	6M15						2014
	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased	Fair value of credit protection sold	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased	Fair value of credit protection sold
Single-name instruments (CHF billion)
Investment grade [2]	(219.1)	210.2		(8.9)	29.4	2.8	(266.5)	254.0		(12.5)	32.7	4.5
Non-investment grade	(86.4)	83.5		(2.9)	12.4	1.1	(103.9)	99.9		(4.0)	13.5	0.1
Total single-name instruments	(305.5)	293.7		(11.8)	41.8	3.9	(370.4)	353.9		(16.5)	46.2	4.6
of which sovereign	(58.6)	55.7		(2.9)	6.0	(1.4)	(76.2)	73.0		(3.2)	8.6	(1.1)
of which non-sovereign	(246.9)	238.0		(8.9)	35.8	5.3	(294.2)	280.9		(13.3)	37.6	5.7
Multi-name instruments (CHF billion)
Investment grade [2]	(148.3)	146.3		(2.0)	42.8	1.6	(162.2)	159.9		(2.3)	56.2	2.2
Non-investment grade	(60.1)	52.8	[3]	(7.3)	10.3	1.2	(53.4)	51.1	[3]	(2.3)	12.1	1.0
Total multi-name instruments	(208.4)	199.1		(9.3)	53.1	2.8	(215.6)	211.0		(4.6)	68.3	3.2
of which sovereign	(3.5)	3.5		0.0	0.9	0.0	(7.3)	7.2		(0.1)	1.1	0.0
of which non-sovereign	(204.9)	195.6		(9.3)	52.2	2.8	(208.3)	203.8		(4.5)	67.2	3.2
Total instruments (CHF billion)
Investment grade [2]	(367.4)	356.5		(10.9)	72.2	4.4	(428.7)	413.9		(14.8)	88.9	6.7
Non-investment grade	(146.5)	136.3		(10.2)	22.7	2.3	(157.3)	151.0		(6.3)	25.6	1.1
Total instruments	(513.9)	492.8		(21.1)	94.9	6.7	(586.0)	564.9		(21.1)	114.5	7.8
of which sovereign	(62.1)	59.2		(2.9)	6.9	(1.4)	(83.5)	80.2		(3.3)	9.7	(1.1)
of which non-sovereign	(451.8)	433.6		(18.2)	88.0	8.1	(502.5)	484.7		(17.8)	104.8	8.9
1 Represents credit protection purchased with identical underlyings and recoveries.
2 Based on internal ratings of BBB and above.
3 Includes the Clock Finance transaction.
The following table reconciles the notional amount of credit derivatives included in the table “Fair value of derivative instruments” to the table “Credit protection sold/purchased”.
Credit derivatives
end of	6M15	2014
Credit derivatives (CHF billion)
Credit protection sold	513.9	586.0
Credit protection purchased	492.8	564.9
Other protection purchased	94.9	114.5
Other instruments [1]	13.4	22.1
Total credit derivatives	1,115.0	1,287.5
1 Consists of certain cash collateralized debt obligations, total return swaps and other derivative instruments.
The segregation of the future payments by maturity range and underlying risk gives an indication of the current status of the potential for performance under the derivative contracts.
Maturity of credit protection sold
end of	Maturity less than 1 year	Maturity between 1 to 5 years	Maturity greater than 5 years	Total
6M15 (CHF billion)
Single-name instruments	62.8	210.7	32.0	305.5
Multi-name instruments	17.0	125.5	65.9	208.4
Total instruments	79.8	336.2	97.9	513.9
2014 (CHF billion)
Single-name instruments	78.0	253.9	38.5	370.4
Multi-name instruments	31.2	134.3	50.1	215.6
Total instruments	109.2	388.2	88.6	586.0

24 Guarantees and commitments
> Refer to “Note 25 – Guarantees and commitments” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q15 and to “Note 31 – Guarantees and commitments” in VII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2014 for further information.
Guarantees
end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Carrying value	Collateral received
6M15 (CHF million)
Credit guarantees and similar instruments	2,689	1,285	3,974	3,787		11	1,559
Performance guarantees and similar instruments	4,288	2,240	6,528	5,715		47	2,964
Securities lending indemnifications	5,965	0	5,965	5,965		0	5,965
Derivatives [2]	24,682	7,883	32,565	32,565		890	–	[3]
Other guarantees	3,703	1,593	5,296	5,291		43	3,055
Total guarantees	41,327	13,001	54,328	53,323		991	13,543
2014 (CHF million)
Credit guarantees and similar instruments	2,488	1,583	4,071	3,832		30	1,654
Performance guarantees and similar instruments	4,798	2,494	7,292	6,425		40	3,155
Securities lending indemnifications	12,257	0	12,257	12,257		0	12,257
Derivatives [2]	24,599	8,953	33,552	33,552		954	–	[3]
Other guarantees	3,477	1,400	4,877	4,870		43	2,773
Total guarantees	47,619	14,430	62,049	60,936		1,067	19,839
1 Total net amount is computed as the gross amount less any participations.
2
Excludes derivative contracts with certain active commercial and investment banks and certain other counterparties, as such contracts can be cash settled and the Bank had no basis to conclude it was probable that the counterparties held, at inception, the underlying instruments.

3 Collateral for derivatives accounted for as guarantees is not considered significant.
Deposit-taking banks and securities dealers in Switzerland and certain other European countries are required to ensure the payout of privileged deposits in case of specified restrictions or compulsory liquidation of a deposit-taking bank. In Switzerland, deposit-taking banks and securities dealers jointly guarantee an amount of up to CHF 6 billion. Upon occurrence of a payout event triggered by a specified restriction of business imposed by Swiss Financial Market Supervisory Authority FINMA (FINMA) or by compulsory liquidation of another deposit taking bank, the Bank’s contribution will be calculated based on its share of privileged deposits in proportion to total privileged deposits. Based on FINMA’s estimate for the Bank’s banking subsidiaries in Switzerland, the Bank’s share in the deposit insurance guarantee program for the period July 1, 2014 to June 30, 2015 was CHF 0.5 billion. These deposit insurance guarantees were reflected in other guarantees. For the period July 1, 2015 to June 30, 2016, the Bank’s share in this deposit insurance guarantee program based on FINMA’s estimate will be unchanged at CHF 0.5 billion.
Representations and warranties on residential mortgage loans sold
In connection with Investment Banking’s sale of US residential mortgage loans, the Bank has provided certain representations and warranties relating to the loans sold.
With respect to its outstanding repurchase claims, the Bank is unable to estimate reasonably possible losses in excess of the amounts accrued because of the heterogeneity of its portfolio, the complexity of legal and factual determinations related to each claim, the limited amount of discovery and/or other factors.
The following tables present the total amount of residential mortgage loans sold during the period from January 1, 2004 to June 30, 2015 by counterparty type and the development of outstanding repurchase claims and provisions for outstanding repurchase claims and provisions for outstanding repurchase claims in 6M15 and 6M14, including realized losses from the repurchase of residential mortgage loans sold.

Residential mortgage loans sold
Residential mortgage loans sold from January 1, 2004 to June 30, 2015 (USD billion)
Government-sponsored enterprises	8.2
Private investors [1]	27.4
Non-agency securitizations	140.6	[2]
Total	176.2
1 Primarily banks.
2
The outstanding balance of residential mortgage loans as of June 30, 2015 was USD 27.7 billion. The difference of the total balance of mortgage loans sold and the outstanding balance as of June 30, 2015 is attributable to borrower payments of USD 93.1 billion and losses of USD 19.8 billion due to loan defaults.

Residential mortgage loans sold – outstanding repurchase claims
	6M15					6M14
	Government- sponsored enterprises	Private investors	Non- agency securiti- zations	Total		Government- sponsored enterprises	Private investors	Non- agency securiti- zations	Total
Outstanding repurchase claims (USD million)
Balance at beginning of period	13	4	83	100		77	420	83	580
New claims	0	2	0	2		9	1	320	330
Claims settled through repurchases	0	(1)	0	(1)	[1]	0	0	0	0	[1]
Other settlements	0	0	0	0	[2]	(4)	(416)	(5)	(425)	[2]
Total claims settled	0	(1)	0	(1)		(4)	(416)	(5)	(425)
Claims rescinded	0	0	0	0		(15)	0	0	(15)
Transfers to arbitration and litigation, net [3]	0	0	0	0		0	(2)	(315)	(317)
Balance at end of period	13	5	83	101		67	3	83	153
1 Settled at a repurchased price of USD 2 million and USD 0 million 6M15 and 6M14, respectively.
2 Settled at USD 0 million and USD 66 million in 6M15 and 6M14, respectively.
3 Refer to "Note 28 – Litigation" for repurchase claims that are in arbitration or litigation.
Provisions for outstanding repurchase claims
	6M15	6M14
Provisions for outstanding repurchase claims (USD million) [1]
Balance at beginning of period	6	146
Increase/(decrease) in provisions, net	(3)	(20)
Realized losses [2,3]	(2)	(66)
Balance at end of period [4]	1	60
1 Excludes provisions for repurchase claims related to residential mortgage loans sold that are in arbitration or litigation. Refer to "Note 28 – Litigation" for further information.
2 Includes indemnifications paid to resolve loan repurchase claims.
3 Primarily related to private investors.
4 Primarily related to government-sponsored enterprises.

Other commitments
	6M15							2014
end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount		Total net amount	[1]	Collateral received	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount		Total net amount	[1]	Collateral received
Other commitments (CHF million)
Irrevocable commitments under documentary credits	3,851	13	3,864		3,758		2,339	4,717	12	4,729		4,570		2,769
Irrevocable loan commitments	34,430	89,765	124,195	[2]	119,984		64,761	29,938	90,156	120,094	[2]	115,306		56,958
Forward reverse repurchase agreements	936	–	936		936		936	8,292	–	8,292		8,292		8,292
Other commitments	711	854	1,565		1,565		–	690	1,034	1,724		1,724		–
Total other commitments	39,928	90,632	130,560		126,243		68,036	43,637	91,202	134,839		129,892		68,019
1 Total net amount is computed as the gross amount less any participations.
2
Irrevocable loan commitments do not include a total gross amount of CHF 99,777 million and CHF 97,608 million of unused credit limits as of the end of 6M15 and 2014, respectively, which were revocable at the Bank's sole discretion upon notice to the client. The prior period has been adjusted to the current presentation.

25 Transfers of financial assets and variable interest entities
> Refer to “Note 26 – Transfers of financial assets and variable interest entities in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial report 2Q15 and “Note 32 – Transfers of financial assets and variable interest entities in VII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2014 for further information.
Transfers of financial assets
Securitizations
The following table provides the gains or losses and proceeds from the transfer of assets relating to 6M15 and 6M14 securitizations of financial assets that qualify for sale accounting and subsequent derecognition, along with cash flows between the Bank and the SPEs used in any securitizations in which the Bank still has continuing involvement, regardless of when the securitization occurred.
Securitizations
in	6M15	6M14
Gains and cash flows (CHF million)
CMBS
Net gain/(loss) [1]	(2)	3
Proceeds from transfer of assets	5,252	1,581
Cash received on interests that continue to be held	74	53
RMBS
Net gain [1]	4	14
Proceeds from transfer of assets	8,416	10,842
Purchases of previously transferred financial assets or its underlying collateral	0	(4)
Servicing fees	1	1
Cash received on interests that continue to be held	204	206
Other asset-backed financings
Net gain [1]	11	15
Proceeds from transfer of assets	636	964
Cash received on interests that continue to be held	3	4
1
Includes underwriting revenues, deferred origination fees, gains or losses on the sale of collateral to the SPE and gains or losses on the sale of newly issued securities to third parties, but excludes net interest income on assets prior to the securitization. The gains or losses on the sale of the collateral is the difference between the fair value on the day prior to the securitization pricing date and the sale price of the loans.

2 Represents market making activity and voluntary repurchases at fair value where no repurchase obligations were present.

Continuing involvement in transferred financial assets
The following table provides the outstanding principal balance of assets to which the Bank continued to be exposed after the transfer of the financial assets to any SPE and the total assets of the SPE as of the end of 6M15 and 2014, regardless of when the transfer of assets occurred.
Principal amounts outstanding and total assets of SPEs resulting from continuing involvement
end of	6M15	2014
CHF million
CMBS
Principal amount outstanding	37,016	41,216
Total assets of SPE	50,384	53,354
RMBS
Principal amount outstanding	44,641	49,884
Total assets of SPE	44,963	50,017
Other asset-backed financings
Principal amount outstanding	22,734	26,176
Total assets of SPE	22,760	26,176
Principal amount outstanding relates to assets transferred from the Bank and does not include principle amounts for assets transferred from third parties.
Fair value of beneficial interests
The fair value measurement of the beneficial interests held at the time of transfer and as of the reporting date that result from any continuing involvement is determined using fair value estimation techniques, such as the present value of estimated future cash flows that incorporate assumptions that market participants customarily use in these valuation techniques. The fair value of the assets or liabilities that result from any continuing involvement does not include any benefits from financial instruments that the Bank may utilize to hedge the inherent risks.
Key economic assumptions at the time of transfer
> Refer to “Note 27 – Financial instruments” for information on fair value hierarchy levels.
Key economic assumptions used in measuring fair value of beneficial interests at time of transfer
at time of transfer, in	6M15							6M14
			CMBS				RMBS			CMBS				RMBS
CHF million, except where indicated
Fair value of beneficial interests			997				1,018			566				1,865
of which level 2			975				826			501				1,720
of which level 3			22				192			65				145
Weighted-average life, in years			8.9				8.6			3.6				4.6
Prepayment speed assumption (rate per annum), in % [1]			–	[2]	4.5	–	27.7			–	[2]	1.5	–	23.0
Cash flow discount rate (rate per annum), in % [3]	2.0	–	5.7		1.7	–	13.6	1.0	–	11.0		2.0	–	17.0
Expected credit losses (rate per annum), in %	0.7	–	3.4		0.5	–	12.5	1.0	–	2.0		2.6	–	14.0
Transfers of assets in which the Bank does not have beneficial interests are not included in this table.
1
Prepayment speed assumption (PSA) is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the constant prepayment rate (CPR) assumptions. A 100 % prepayment assumption assumes a prepayment rate of 0.2 % per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2 percentage points thereafter during the term of the mortgage loan, leveling off to a CPR of 6 % per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR .

2 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances.
3 The rate was based on the weighted-average yield on the beneficial interests.

Key economic assumptions as of the reporting date
The following tables provide the sensitivity analysis of key economic assumptions used in measuring the fair value of beneficial interests held in SPEs as of the end of 6M15 and 2014.
Key economic assumptions used in measuring fair value of beneficial interests held in SPEs
end of	6M15											2014
			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]
CHF million, except where indicated
Fair value of beneficial interests			1,297				2,167			92				1,168				2,394			212
of which non-investment grade			51				284			63				79				246			146
Weighted-average life, in years			7.2				9.4			2.1				5.6				7.8			3.6
Prepayment speed assumption (rate per annum), in % [3]			–		1.0	–	38.8			–				–		1.0	–	36.6			–
Impact on fair value from 10% adverse change			–				(30.5)			–				–				(29.2)			–
Impact on fair value from 20% adverse change			–				(58.5)			–				–				(56.4)			–
Cash flow discount rate (rate per annum), in % [4]	1.2	–	22.8		0.6	–	27.2	5.3	–	21.2		1.6	–	22.3		1.7	–	44.0	0.3	–	21.2
Impact on fair value from 10% adverse change			(24.3)				(55.6)			(0.9)				(14.0)				(43.8)			(1.2)
Impact on fair value from 20% adverse change			(48.0)				(108.0)			(1.9)				(27.4)				(85.3)			(2.4)
Expected credit losses (rate per annum), in %	0.7	–	22.3		0.1	–	24.5	0.1	–	12.4		1.0	–	22.2		0.0	–	41.7	1.4	–	13.1
Impact on fair value from 10% adverse change			(7.7)				(26.7)			(0.9)				(7.1)				(25.3)			(0.4)
Impact on fair value from 20% adverse change			(15.5)				(52.1)			(1.8)				(14.0)				(49.4)			(0.7)
1 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances.
2 CDOs within this category are generally structured to be protected from prepayment risk.
3
Prepayment speed assumption (PSA) is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the constant prepayment rate (CPR) assumptions. A 100 % prepayment assumption assumes a prepayment rate of 0.2 % per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2 percentage points thereafter during the term of the mortgage loan, leveling off to a CPR of 6 % per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR .

4 The rate was based on the weighted-average yield on the beneficial interests.
Transfers of financial assets where sale treatment was not achieved
The following table provides the carrying amounts of transferred financial assets and the related liabilities where sale treatment was not achieved as of the end of 6M15 and 2014.
> Refer to “Note 27 – Assets pledged and collateral” for information on assets pledged or assigned.
Carrying amounts of transferred financial assets and liabilities where sale treatment was not achieved
end of	6M15	2014
CHF million
CMBS
Other assets	22	26
Liability to SPE, included in Other liabilities	(22)	(26)
Other asset-backed financings
Trading assets	400	138
Other assets	229	252
Liability to SPE, included in Other liabilities	(629)	(390)

Transfers of financial assets accounted for as a sale
The following table presents information about the transfers of financial assets accounted for as sales with agreements that result in the Bank retaining substantially all of the exposure to the economic return on the transferred assets at the date of sale and remain outstanding as of the end of 6M15, gross cash proceeds received for assets derecognized at the date of sale and the fair values of transferred assets and the aforementioned agreements as of the end of 6M15.
Transfer of financial assets accounted for as sales – by transaction type
	at date of derecognition		end of
	Carrying amount derecognized	Gross cash proceeds received for assets derecognized	Fair value of transferred assets	Gross derivative assets recorded	[1]	Gross derivative liabilities recorded	[1]
6M15 (CHF million)
Sales with total return swaps	101	100	92	–		7
Sales with longevity swaps	308	378	367	508		–
Total transactions outstanding	409	478	459	508	[2]	7	[3]
1 Balances presented on a gross basis, before application of counterparty and cash collateral netting.
2 Gross derivative assets of CHF 508 million in other products, as disclosed in Note 24 – Derivatives and hedging activities.
3 Gross derivative liabilities of CHF 7 million in equity/index-related products, as disclosed in Note 24 – Derivatives and hedging activities.
Securities sold under repurchase agreements and securities lending transactions accounted for as secured borrowings
The following tables provide the gross obligation relating to securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral by the class of collateral pledged and by remaining contractual maturity as of the end of 6M15.
Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by class of collateral pledged
end of	6M15
CHF billion
Government debt securities	29.1
Corporate debt securities	19.6
Asset-backed securities	21.9
Equity securities	6.3
Other	0.3
Securities sold under repurchase agreements	77.2
Government debt securities	2.9
Corporate debt securities	0.3
Equity securities	7.9
Other	0.2
Securities lending transactions	11.3
Government debt securities	0.2
Corporate debt securities	0.3
Equity securities	28.4
Obligation to return securities received as collateral, at fair value	28.9
Total	117.4

Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by remaining contractual maturity
			Remaining contractual maturities
end of	On demand	[1]	Up to 30 days	[2]	30 days to 90 days	More than 90 days	Total
6M15 (CHF billion)
Securities sold under repurchase agreements	11.7		31.4		13.6	20.5	77.2
Securities lending transactions	4.8		4.7		0.4	1.4	11.3
Obligation to return securities received as collateral, at fair value	26.6		2.3		0.0	0.0	28.9
Total	43.1		38.4		14.0	21.9	117.4
1 Includes contracts with no contractual maturity that may contain termination arrangements subject to a notice period.
2 Includes overnight transactions.
> Refer to “Note 19 – Offsetting of financial assets and financial liabilities” for further information on the gross amount of securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral and the net amounts disclosed in the consolidated balance sheets.
Variable interest entities
Commercial paper conduit
The Bank continues to act as the administrator and provider of liquidity and credit enhancement facilities for one asset-backed CP conduit, Alpine, a client-focused multi-seller conduit vehicle. Alpine publishes portfolio and asset data and submits its portfolio to a rating agency for public ratings based on the cash flows of the portfolio taken as a whole. This CP conduit purchases assets, primarily loans and receivables, from clients and finances such purchases through the issuance of CP backed by these assets. For an asset to qualify for acquisition by the CP conduit, it must be rated at least investment grade after giving effect to the related asset-specific credit enhancement primarily provided by the client seller of the asset. The clients provide credit support to investors of the CP conduit in the form of over-collateralization and other asset-specific enhancements. Further, an unaffiliated investor retains a limited first-loss position in Alpine’s entire portfolio. Alpine is a separate legal entity that is wholly owned by the Bank. However, its assets are available to satisfy only the claims of its creditors. In addition, the Bank, as administrator and liquidity and credit enhancement facilities provider, has significant exposure to and power over the activities of Alpine. Alpine is considered a VIE for accounting purposes and the Bank is deemed the primary beneficiary and consolidates this entity.
The overall average maturity of the conduit’s outstanding CP was approximately 45 days and 49 days as of the end of 6M15 and 2014, respectively. As of the end of 6M15, Alpine had the highest short-term rating from Moody’s and was rated A-1 by Standard & Poor’s, F-1 by Fitch and R-1 (middle) (sf) by Dominion Bond Rating Service. The majority of Alpine’s purchased assets were highly rated reverse repurchase agreements as well as advance financing receivables, equipment loans and leases and credit card receivables. As of the end of 6M15 and 2014, those assets had a weighted average rating of AA, based on the lowest of each asset’s internal rating and, where available, external rating, and an average maturity of 1.8 years as of the end of 6M15 and 2014, respectively.
Consolidated VIEs
The consolidated variable interest entities (VIEs) tables provide the carrying amounts and classifications of the assets and liabilities of consolidated VIEs as of the end of 6M15 and 2014.

Consolidated VIEs in which the Bank was the primary beneficiary
			Financial intermediation
end of	CDO	CP Conduit	Securi- tizations	Funds	Loans	Other	Total
6M15 (CHF million)
Cash and due from banks	1,149	0	80	134	86	21	1,470
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	197	0	0	0	0	197
Trading assets	685	48	0	1,196	975	490	3,394
Investment securities	0	0	925	0	0	0	925
Other investments	0	0	0	0	1,496	408	1,904
Net loans	0	444	0	0	22	200	666
Premises and equipment	0	0	0	0	385	0	385
Other assets	9,312	126	2,473	1	98	2,160	14,170
of which loans held-for-sale	9,269	0	1,349	0	16	258	10,892
Total assets of consolidated VIEs	11,146	815	3,478	1,331	3,062	3,279	23,111
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	0	0	3	0	0	3
Trading liabilities	6	0	0	0	19	3	28
Short-term borrowings	0	8,722	748	0	0	0	9,470
Long-term debt	10,894	0	745	224	100	9	11,972
Other liabilities	40	14	600	1	129	870	1,654
Total liabilities of consolidated VIEs	10,940	8,736	2,093	228	248	882	23,127
2014 (CHF million)
Cash and due from banks	1,122	0	16	187	109	59	1,493
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	660	0	0	0	0	660
Trading assets	615	57	250	1,715	867	757	4,261
Other investments	0	0	0	30	1,651	424	2,105
Net loans	0	12	0	0	24	209	245
Premises and equipment	0	0	0	0	422	0	422
Other assets	8,726	262	4,741	3	195	2,205	16,132
of which loans held-for-sale	8,689	0	3,500	0	24	356	12,569
Total assets of consolidated VIEs	10,463	991	5,007	1,935	3,268	3,654	25,318
Customer deposits	0	0	0	0	0	3	3
Trading liabilities	6	0	0	0	23	6	35
Short-term borrowings	0	9,384	0	0	0	0	9,384
Long-term debt	10,318	18	2,418	216	99	383	13,452
Other liabilities	27	29	573	124	146	828	1,727
Total liabilities of consolidated VIEs	10,351	9,431	2,991	340	268	1,220	24,601

Non-consolidated VIEs
Non-consolidated VIE assets are related to the non-consolidated VIEs with which the Bank has variable interests. These amounts represent the assets of the entities themselves and are typically unrelated to the exposures the Bank has with the entity and thus are not amounts that are considered for risk management purposes.
Non-consolidated VIEs
		Financial intermediation
end of	CDO	Securi- tizations	Funds	Loans	Other	Total
6M15 (CHF million)
Trading assets	147	5,454	923	467	273	7,264
Net loans	33	1,987	2,754	2,346	1,511	8,631
Other assets	0	4	23	0	165	192
Total variable interest assets	180	7,445	3,700	2,813	1,949	16,087
Maximum exposure to loss	180	13,317	3,766	8,753	2,917	28,933
Non-consolidated VIE assets	6,145	98,029	59,645	37,387	11,999	213,205
2014 (CHF million)
Trading assets	179	5,009	1,201	494	625	7,508
Net loans	211	2,252	3,113	1,651	1,544	8,771
Other assets	0	4	20	0	189	213
Total variable interest assets	390	7,265	4,334	2,145	2,358	16,492
Maximum exposure to loss	752	12,775	4,489	7,326	2,358	27,700
Non-consolidated VIE assets	8,604	120,157	56,413	38,818	12,170	236,162
26 Financial instruments
> Refer to “Note 27 – Financial instruments” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q15 and to “Note 33 – Financial instruments” in VII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2014 for further information.

Assets and liabilities measured at fair value on a recurring basis
end of 6M15	Level 1	Level 2	Level 3	Netting impact	[1]	Total
Assets (CHF million)
Cash and due from banks	0	240	0	–		240
Interest-bearing deposits with banks	0	2	0	–		2
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	80,490	146	–		80,636
Debt	112	471	0	–		583
of which corporates	0	297	0	–		297
Equity	28,208	60	0	–		28,268
Securities received as collateral	28,320	531	0	–		28,851
Debt	27,506	52,179	3,696	–		83,381
of which foreign governments	27,334	4,218	314	–		31,866
of which corporates	16	18,252	1,243	–		19,511
of which RMBS	0	22,358	585	–		22,943
of which CMBS	0	4,467	158	–		4,625
of which CDO	0	2,849	1,195	–		4,044
Equity	73,602	5,191	1,688	–		80,481
Derivatives	6,755	373,579	4,856	(355,150)		30,040
of which interest rate products	1,486	265,480	1,141	–		–
of which foreign exchange products	185	62,874	372	–		–
of which equity/index-related products	5,081	22,761	938	–		–
of which credit derivatives	0	19,874	1,292	–		–
Other	2,512	5,587	3,897	–		11,996
Trading assets	110,375	436,536	14,137	(355,150)		205,898
Debt	1,692	1,038	145	–		2,875
of which foreign governments	1,692	0	0	–		1,692
of which corporates	0	250	0	–		250
of which RMBS	0	542	145	–		687
of which CMBS	0	246	0	–		246
Equity	2	85	3	–		90
Investment securities	1,694	1,123	148	–		2,965
Private equity	0	0	1,084	–		1,084
of which equity funds	0	0	449	–		449
Hedge funds	0	104	237	–		341
of which debt funds	0	69	232	–		301
Other equity investments	5	83	1,471	–		1,559
of which private	0	83	1,469	–		1,552
Life finance instruments	0	2	1,625	–		1,627
Other investments	5	189	4,417	–		4,611
Loans	0	11,509	8,269	–		19,778
of which commercial and industrial loans	0	5,784	5,306	–		11,090
of which financial institutions	0	3,906	1,820	–		5,726
Other intangible assets (mortgage servicing rights)	0	0	81	–		81
Other assets	1,958	21,550	5,653	(1,016)		28,145
of which loans held-for-sale	0	15,565	5,291	–		20,856
Total assets at fair value	142,352	552,170	32,851	(356,166)		371,207
Less other investments - equity at fair value attributable to noncontrolling interests	(4)	(38)	(661)	–		(703)
Less assets consolidated under ASU 2009-17 [2]	0	(8,254)	(2,929)	–		(11,183)
Assets at fair value excluding noncontrolling interests and assets not risk-weighted under the Basel framework	142,348	543,878	29,261	(356,166)		359,321
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2 Assets of consolidated VIEs that are not risk-weighted under the Basel framework.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 6M15	Level 1	Level 2	Level 3	Netting impact	[1]	Total
Liabilities (CHF million)
Due to banks	0	644	0	–		644
Customer deposits	0	3,908	58	–		3,966
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	41,920	0	–		41,920
Debt	112	471	0	–		583
of which corporates	0	297	0	–		297
Equity	28,208	60	0	–		28,268
Obligation to return securities received as collateral	28,320	531	0	–		28,851
Debt	10,485	4,257	21	–		14,763
of which foreign governments	10,421	832	0	–		11,253
of which corporates	15	3,211	21	–		3,247
Equity	18,000	98	5	–		18,103
Derivatives	6,731	379,039	4,387	(363,566)		26,591
of which interest rate products	1,476	256,420	897	–		–
of which foreign exchange products	174	76,312	285	–		–
of which equity/index-related products	5,072	24,369	1,151	–		–
of which credit derivatives	0	19,349	1,457	–		–
Trading liabilities	35,216	383,394	4,413	(363,566)		59,457
Short-term borrowings	0	4,038	218	–		4,256
Long-term debt	0	61,811	13,847	–		75,658
of which treasury debt over two years	0	6,064	0	–		6,064
of which structured notes over two years	0	32,913	9,563	–		42,476
of which non-recourse liabilities	0	9,185	2,786	–		11,971
Other liabilities	0	13,136	2,064	(1,031)		14,169
of which failed sales	0	801	514	–		1,315
Total liabilities at fair value	63,536	509,382	20,600	(364,597)		228,921
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2014	Level 1	Level 2	Level 3	Netting impact	[1]	Total
Assets (CHF million)
Cash and due from banks	0	304	0	–		304
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	104,206	77	–		104,283
Debt	121	781	0	–		902
of which corporates	0	745	0	–		745
Equity	25,908	44	0	–		25,952
Securities received as collateral	26,029	825	0	–		26,854
Debt	31,937	58,003	4,465	–		94,405
of which foreign governments	31,708	4,869	454	–		37,031
of which corporates	28	22,507	1,435	–		23,970
of which RMBS	0	22,150	612	–		22,762
of which CMBS	0	5,293	257	–		5,550
of which CDO	0	3,185	1,421	–		4,606
Equity	86,532	6,395	1,566	–		94,493
Derivatives	4,467	616,012	6,823	(589,323)		37,979
of which interest rate products	1,616	467,002	1,803	–		–
of which foreign exchange products	118	89,102	301	–		–
of which equity/index-related products	2,711	26,904	1,063	–		–
of which credit derivatives	0	24,451	2,569	–		–
Other	2,987	7,123	4,326	–		14,436
Trading assets	125,923	687,533	17,180	(589,323)		241,313
Debt	1,962	309	0	–		2,271
of which foreign governments	1,962	0	0	–		1,962
of which corporates	0	309	0	–		309
Equity	2	103	3	–		108
Investment securities	1,964	412	3	–		2,379
Private equity	0	0	1,268	–		1,268
of which equity funds	0	0	567	–		567
Hedge funds	0	219	314	–		533
of which debt funds	0	181	302	–		483
Other equity investments	77	75	1,855	–		2,007
of which private	0	70	1,855	–		1,925
Life finance instruments	0	0	1,834	–		1,834
Other investments	77	294	5,271	–		5,642
Loans	0	13,560	9,353	–		22,913
of which commercial and industrial loans	0	5,816	5,853	–		11,669
of which financial institutions	0	6,227	1,494	–		7,721
Other intangible assets (mortgage servicing rights)	0	0	70	–		70
Other assets	2,457	23,371	7,468	(975)		32,321
of which loans held-for-sale	0	16,107	6,851	–		22,958
Total assets at fair value	156,450	830,505	39,422	(590,298)		436,079
Less other investments - equity at fair value attributable to noncontrolling interests	(75)	(133)	(821)	–		(1,029)
Less assets consolidated under ASU 2009-17 [2]	0	(9,123)	(3,155)	–		(12,278)
Assets at fair value excluding noncontrolling interests and assets not risk-weighted under the Basel framework	156,375	821,249	35,446	(590,298)		422,772
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2 Assets of consolidated VIEs that are not risk-weighted under the Basel framework.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2014	Level 1	Level 2	Level 3	Netting impact	[1]	Total
Liabilities (CHF million)
Due to banks	0	832	0	–		832
Customer deposits	0	3,151	100	–		3,251
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	54,732	0	–		54,732
Debt	121	781	0	–		902
of which corporates	0	745	0	–		745
Equity	25,908	44	0	–		25,952
Obligation to return securities received as collateral	26,029	825	0	–		26,854
Debt	11,678	4,914	1	–		16,593
of which foreign governments	11,530	757	0	–		12,287
of which corporates	21	3,917	1	–		3,939
Equity	19,075	122	2	–		19,199
Derivatives	4,594	620,144	6,414	(594,277)		36,875
of which interest rate products	1,585	458,730	1,202	–		–
of which foreign exchange products	234	101,461	560	–		–
of which equity/index-related products	2,744	27,266	1,466	–		–
of which credit derivatives	0	23,479	2,760	–		–
Trading liabilities	35,347	625,180	6,417	(594,277)		72,667
Short-term borrowings	0	3,766	95	–		3,861
Long-term debt	0	65,652	14,608	–		80,260
of which treasury debt over two years	0	8,616	0	–		8,616
of which structured notes over two years	0	31,083	10,267	–		41,350
of which non-recourse liabilities	0	10,126	2,952	–		13,078
Other liabilities	0	14,601	3,358	(1,026)		16,933
of which failed sales	0	652	616	–		1,268
Total liabilities at fair value	61,376	768,739	24,578	(595,303)		259,390
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
Transfers between level 1 and level 2
in	6M15		6M14
	Transfers to level 1 out of level 2	Transfers out of level 1 to level 2	Transfers to level 1 out of level 2	Transfers out of level 1 to level 2
Assets (CHF million)
Debt	54	46	400	11
Equity	380	491	409	78
Derivatives	3,290	23	4,693	1
Trading assets	3,724	560	5,502	90
Liabilities (CHF million)
Debt	88	21	312	0
Equity	53	82	129	81
Derivatives	3,310	80	4,746	19
Trading liabilities	3,451	183	5,187	100

Assets and liabilities measured at fair value on a recurring basis for level 3
								Trading revenues			Other revenues
6M15	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	Foreign currency translation impact	Balance at end of period
Assets (CHF million)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	77	0	0	0	0	74	0	0		0	0		0	(5)	146
Debt	4,465	434	(681)	1,288	(1,665)	0	0	(5)		208	0		0	(348)	3,696
of which corporates	1,435	114	(131)	495	(677)	0	0	(4)		157	0		0	(146)	1,243
of which RMBS	612	259	(300)	476	(483)	0	0	(2)		58	0		0	(35)	585
of which CMBS	257	20	(47)	139	(169)	0	0	2		(31)	0		0	(13)	158
of which CDO	1,421	17	(161)	158	(203)	0	0	(1)		42	0		0	(78)	1,195
Equity	1,566	114	(273)	603	(296)	0	0	13		53	0		0	(92)	1,688
Derivatives	6,823	1,130	(593)	0	0	848	(2,786)	(27)		(172)	0		2	(369)	4,856
of which interest rate products	1,803	23	(198)	0	0	281	(364)	(6)		(301)	0		0	(97)	1,141
of which equity/index-related products	1,063	306	(91)	0	0	191	(503)	2		26	0		2	(58)	938
of which credit derivatives	2,569	656	(304)	0	0	170	(1,472)	(24)		(181)	0		0	(122)	1,292
Other	4,326	707	(540)	2,464	(2,871)	0	(116)	6		155	0		0	(234)	3,897
Trading assets	17,180	2,385	(2,087)	4,355	(4,832)	848	(2,902)	(13)		244	0		2	(1,043)	14,137
Investment securities	3	0	(65)	215	(2)	0	(8)	7		1	0		0	(3)	148
Equity	3,437	0	(5)	90	(472)	0	0	0		3	0		(39)	(222)	2,792
Life finance instruments	1,834	0	0	100	(163)	0	0	0		(45)	0		0	(101)	1,625
Other investments	5,271	0	(5)	190	(635)	0	0	0		(42)	0		(39)	(323)	4,417
Loans	9,353	631	(750)	334	(665)	1,295	(1,391)	0		(5)	0		13	(546)	8,269
of which commercial and industrial loans	5,853	360	(154)	12	(502)	825	(763)	0		23	0		5	(353)	5,306
of which financial institutions	1,494	240	(132)	26	(21)	452	(132)	0		(28)	0		8	(87)	1,820
Other intangible assets (mortgage servicing rights)	70	0	0	10	0	0	0	0		6	0		0	(5)	81
Other assets	7,468	1,260	(2,460)	2,880	(2,359)	478	(960)	(2)		(131)	0		(13)	(508)	5,653
of which loans held-for-sale [2]	6,851	1,259	(2,415)	2,832	(2,242)	478	(960)	1		(21)	0		(13)	(479)	5,291
Total assets at fair value	39,422	4,276	(5,367)	7,984	(8,493)	2,695	(5,261)	(8)		73	0		(37)	(2,433)	32,851
Liabilities (CHF million)
Customer deposits	100	15	(20)	0	0	0	(28)	0		0	0		0	(9)	58
Trading liabilities	6,417	971	(1,039)	37	(18)	588	(2,054)	27		(175)	(2)		1	(340)	4,413
of which interest rate derivatives	1,202	27	(233)	0	0	95	(142)	(3)		17	0		1	(67)	897
of which foreign exchange derivatives	560	2	0	0	0	3	(43)	0		(210)	0		0	(27)	285
of which equity/index-related derivatives	1,466	44	(468)	0	0	129	(190)	43		214	0		0	(87)	1,151
of which credit derivatives	2,760	766	(332)	0	0	164	(1,567)	(13)		(188)	(2)		0	(131)	1,457
Short-term borrowings	95	49	(10)	0	0	175	(90)	0		7	0		0	(8)	218
Long-term debt	14,608	1,189	(2,724)	0	0	4,926	(3,108)	6		(185)	0		0	(865)	13,847
of which structured notes over two years	10,267	454	(1,901)	0	0	3,688	(2,209)	8		(125)	0		0	(619)	9,563
of which non-recourse liabilities	2,952	626	(655)	0	0	552	(470)	(2)		(52)	0		0	(165)	2,786
Other liabilities	3,358	45	(1,128)	104	(72)	0	(177)	0		(83)	7		210	(200)	2,064
of which failed sales	616	4	(4)	91	(46)	0	0	2		(115)	0		0	(34)	514
Total liabilities at fair value	24,578	2,269	(4,921)	141	(90)	5,689	(5,457)	33		(436)	5		211	(1,422)	20,600
Net assets/(liabilities) at fair value	14,844	2,007	(446)	7,843	(8,403)	(2,994)	196	(41)		509	(5)		(248)	(1,011)	12,251
1 For all transfers to level 3 or out of level 3, the Bank determines and discloses as level 3 events only gains or losses through the last day of the reporting period.
2
Includes unrealized losses recorded in trading revenues of CHF (129) million primarily related to subprime exposures in securitized products business and market movements across the wider loans held-for-sale portfolio.

58 / 59

Assets and liabilities measured at fair value on a recurring basis for level 3 (continued)
								Trading revenues			Other revenues
6M14	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	Foreign currency translation impact	Balance at end of period
Assets (CHF million)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	204	0	(135)	0	0	0	0	0		0	0		0	0	69
Debt	5,069	518	(1,261)	3,644	(3,747)	0	0	(44)		410	0		0	11	4,600
of which corporates	2,128	135	(487)	837	(1,062)	0	0	(59)		272	0		0	10	1,774
of which RMBS	436	309	(252)	430	(439)	0	0	12		55	0		0	(3)	548
of which CMBS	417	44	(181)	172	(102)	0	0	1		(15)	0		0	(2)	334
of which CDO	1,567	17	(130)	1,950	(2,097)	0	0	(1)		68	0		0	(5)	1,369
Equity	595	117	(231)	303	(266)	0	0	42		118	0		0	(4)	674
Derivatives	5,217	368	(266)	0	0	1,542	(2,134)	19		384	0		0	(5)	5,125
of which interest rate products	1,574	31	(12)	0	0	92	(361)	5		381	0		0	3	1,713
of which equity/index-related products	1,240	24	(123)	0	0	192	(257)	14		(157)	0		0	(1)	932
of which credit derivatives	1,138	251	(124)	0	0	314	(504)	(3)		28	0		0	(3)	1,097
Other	2,829	279	(449)	1,372	(1,085)	0	(122)	6		259	0		0	(7)	3,082
Trading assets	13,710	1,282	(2,207)	5,319	(5,098)	1,542	(2,256)	23		1,171	0		0	(5)	13,481
Investment securities	2	0	0	0	0	0	0	0		0	0		0	1	3
Equity	5,363	0	(14)	447	(3,000)	0	0	0		33	0		443	13	3,285
Life finance instruments	1,600	0	0	100	(154)	0	0	0		65	0		0	(6)	1,605
Other investments	6,963	0	(14)	547	(3,154)	0	0	0		98	0		443	7	4,890
Loans	7,998	109	(366)	172	(912)	2,516	(896)	1		4	0		2	(30)	8,598
of which commercial and industrial loans	5,309	107	(276)	161	(628)	1,799	(758)	1		5	0		0	(21)	5,699
of which financial institutions	1,322	2	(17)	11	(81)	429	(98)	0		3	0		4	(3)	1,572
Other intangible assets (mortgage servicing rights)	42	0	0	26	0	0	0	0		0	0		(2)	0	66
Other assets	6,159	1,428	(1,561)	2,407	(2,181)	347	(827)	19		127	0		(1)	6	5,923
of which loans held-for-sale	5,615	1,427	(1,544)	2,159	(2,118)	346	(828)	25		152	0		(1)	9	5,242
Total assets at fair value	35,078	2,819	(4,283)	8,471	(11,345)	4,405	(3,979)	43		1,400	0		442	(21)	33,030
Liabilities (CHF million)
Customer deposits	55	0	0	0	0	25	0	0		2	0		0	5	87
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	114	0	(114)	0	0	0	0	0		0	0		0	0	0
Trading liabilities	5,564	519	(754)	22	(18)	838	(1,766)	214		307	0		0	(11)	4,915
of which interest rate derivatives	1,129	36	(6)	0	0	42	(234)	4		216	0		0	(2)	1,185
of which foreign exchange derivatives	938	0	(2)	0	0	3	(144)	(4)		(94)	0		0	(1)	696
of which equity/index-related derivatives	1,896	190	(589)	0	0	402	(691)	209		(147)	0		0	(5)	1,265
of which credit derivatives	1,230	266	(152)	0	0	206	(542)	7		279	0		0	(3)	1,291
Short-term borrowings	165	13	(35)	0	0	249	(294)	(1)		2	0		0	2	101
Long-term debt	9,780	605	(1,840)	0	0	3,386	(1,885)	11		300	0		0	(44)	10,313
of which structured notes over two years	6,217	220	(971)	0	0	2,493	(778)	8		217	0		0	(32)	7,374
of which non-recourse liabilities	2,552	378	(583)	0	0	330	(673)	16		14	0		0	(6)	2,028
Other liabilities	2,859	79	(93)	262	(630)	632	(170)	14		94	4		267	3	3,321
of which failed sales	1,143	65	(42)	78	(560)	0	0	0		47	0		(2)	(2)	727
Total liabilities at fair value	18,537	1,216	(2,836)	284	(648)	5,130	(4,115)	238		705	4		267	(45)	18,737
Net assets/(liabilities) at fair value	16,541	1,603	(1,447)	8,187	(10,697)	(725)	136	(195)		695	(4)		175	24	14,293
1 For all transfers to level 3 or out of level 3, the Bank determines and discloses as level 3 events only gains or losses through the last day of the reporting period.
60 / 61

Gains and losses on assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3)
in	6M15				6M14
	Trading revenues	Other revenues	Total revenues		Trading revenues	Other revenues	Total revenues
Gains and losses on assets and liabilities (CHF million)
Net realized/unrealized gains/(losses) included in net revenues	468	(253)	215	[1]	500	171	671	[1]
Whereof:
Unrealized gains/(losses) relating to assets and liabilities still held as of the reporting date	(464)	(64)	(528)		(528)	84	(444)
1 Excludes net realized/unrealized gains/(losses) attributable to foreign currency translation impact.

Quantitative information about level 3 assets at fair value
end of 6M15	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	146	Discounted cash flow	Funding spread, in bp		350	475	361
Debt	3,696
of which corporates	1,243
of which	227	Option model	Correlation, in %		(88)	97	16
			Buyback probability, in %	[2]	50	100	59
of which	377	Market comparable	Price, in %		0	120	58
of which	446	Discounted cash flow	Credit spread, in bp		16	700	370
of which RMBS	585	Discounted cash flow	Discount rate, in %		0	39	9
			Prepayment rate, in %		0	28	6
			Default rate, in %		0	21	4
			Loss severity, in %		0	100	58
of which CMBS	158	Discounted cash flow	Capitalization rate, in %		7	8	7
			Discount rate, in %		3	38	13
			Prepayment rate, in %		0	15	8
			Default rate, in %		0	30	2
			Loss severity, in %		0	35	8
of which CDO	1,195
of which	18	Vendor price	Price, in %		0	100	97
of which	288	Discounted cash flow	Discount rate, in %		0	33	10
			Prepayment rate, in %		0	20	14
			Credit spread, in bp		142	173	152
			Default rate, in %		0	8	3
			Loss severity, in %		0	100	39
of which	761	Market comparable	Price, in %		214	214	214
Equity	1,688
of which	252	Option model	Volatility, in %		2	237	28
of which	697	Market comparable	EBITDA multiple		3	13	9
			Price, in %		0	166	9
of which	7	Discounted cash flow	Capitalization rate, in %		7	7	7
Derivatives	4,856
of which interest rate products	1,141	Option model	Correlation, in %		14	100	74
			Prepayment rate, in %		1	30	15
			Volatility skew, in %		(9)	1	(4)
			Mean reversion, in %	[3]	5	10	10
			Credit spread, in bp		158	2,063	350
of which equity/index-related products	938
of which	824	Option model	Correlation, in %		(88)	97	16
			Volatility, in %		0	237	26
of which	84	Market comparable	EBITDA multiple		4	10	7
			Price, in %		111	114	111
of which credit derivatives	1,292	Discounted cash flow	Credit spread, in bp		1	22,911	8,042
			Recovery rate, in %		0	70	22
			Discount rate, in %		1	47	20
			Default rate, in %		0	45	6
			Loss severity, in %		10	100	64
			Correlation, in %		43	97	80
			Prepayment rate, in %		0	12	4
			Funding spread, in bp		51	125	68
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Estimate of the probability of corporate bonds being called by the issuer at its option over the remaining life of the financial instrument.
3 Management's best estimate of the speed at which interest rates will revert to the long-term average.

Quantitative information about level 3 assets at fair value (continued)
end of 6M15	Fair value	Valuation technique		Unobservable input		Minimum value		Maximum value		Weighted average	[1]
CHF million, except where indicated
Other	3,897
of which	2,928	Market comparable		Price, in %		0		103		47
of which	875	Discounted cash flow		Market implied life expectancy, in years		3		19		8
Trading assets	14,137
Investment securities	148	–		–		–		–		–
Private equity	1,084	–	[2]	–	[2]	–	[2]	–	[2]	–	[2]
Hedge funds	237	–	[2]	–	[2]	–	[2]	–	[2]	–	[2]
Other equity investments	1,471
of which private	1,469
of which	296	Discounted cash flow		Contingent probability, in %		69		69		69
of which	954	–	[2]	–	[2]	–	[2]	–	[2]	–	[2]
Life finance instruments	1,625	Discounted cash flow		Market implied life expectancy, in years		2		20		8
Other investments	4,417
Loans	8,269
of which commercial and industrial loans	5,306
of which	4,185	Discounted cash flow		Credit spread, in bp		20		2,684		517
of which	856	Market comparable		Price, in %		0		106		63
of which financial institutions	1,820
of which	1,553	Discounted cash flow		Credit spread, in bp		44		813		305
of which	61	Market comparable		Price, in %		100		101		100
Other intangible assets (mortgage servicing rights)	81	–		–		–		–		–
Other assets	5,653
of which loans held-for-sale	5,291
of which	2,727	Vendor price		Price, in %		0		170		99
of which	728	Discounted cash flow		Credit spread, in bp		77		2,063		488
				Recovery rate, in %		1		38		34
of which	1,386	Market comparable		Price, in %		0		104		68
Total level 3 assets at fair value	32,851
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Disclosure not required as balances are carried at unadjusted net asset value. Refer to "Fair value, unfunded commitments and term of redemption conditions" for further information.

Quantitative information about level 3 assets at fair value (continued)
end of 2014	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	77	Discounted cash flow	Funding spread, in bp		350	350	350
Debt	4,465
of which corporates	1,435
of which	201	Option model	Correlation, in %		(88)	97	17
			Buyback probability, in %	[2]	50	100	68
of which	180	Market comparable	Price, in %		0	124	67
of which	1,051	Discounted cash flow	Credit spread, in bp		9	1,644	361
of which RMBS	612	Discounted cash flow	Discount rate, in %		1	31	9
			Prepayment rate, in %		0	29	8
			Default rate, in %		1	19	3
			Loss severity, in %		0	100	50
of which CMBS	257	Discounted cash flow	Capitalization rate, in %		7	10	8
			Discount rate, in %		0	28	9
			Prepayment rate, in %		0	20	12
			Default rate, in %		0	21	1
			Loss severity, in %		0	35	3
of which CDO	1,421
of which	89	Vendor price	Price, in %		0	100	95
of which	286	Discounted cash flow	Discount rate, in %		3	23	7
			Prepayment rate, in %		0	20	17
			Default rate, in %		0	7	2
			Loss severity, in %		3	100	35
of which	837	Market comparable	Price, in %		93	196	191
Equity	1,566
of which	765	Market comparable	EBITDA multiple		3	13	9
			Price, in %		1	163	51
of which	26	Discounted cash flow	Capitalization rate, in %		7	7	7
			Discount rate, in %		15	15	15
Derivatives	6,823
of which interest rate products	1,803	Option model	Correlation, in %		9	100	76
			Prepayment rate, in %		0	33	24
			Volatility skew, in %		(9)	2	(1)
			Mean reversion, in %	[3]	5	10	10
			Credit spread, in bp		229	1,218	1,046
of which equity/index-related products	1,063	Option model	Correlation, in %		(88)	97	8
			Volatility, in %		0	276	27
of which credit derivatives	2,569	Discounted cash flow	Credit spread, in bp		1	6,087	614
			Recovery rate, in %		0	75	20
			Discount rate, in %		1	38	18
			Default rate, in %		1	43	7
			Loss severity, in %		10	100	65
			Correlation, in %		46	97	83
			Prepayment rate, in %		0	9	4
			Funding spread, in bp		51	106	80
Other	4,326
of which	3,493	Market comparable	Price, in %		0	104	50
of which	770	Discounted cash flow	Market implied life expectancy, in years		3	20	9
Trading assets	17,180
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Estimate of the probability of corporate bonds being called by the issuer at its option over the remaining life of the financial instrument.
3 Management's best estimate of the speed at which interest rates will revert to the long-term average.

Quantitative information about level 3 assets at fair value (continued)
end of 2014	Fair value	Valuation technique		Unobservable input		Minimum value		Maximum value		Weighted average	[1]
CHF million, except where indicated
Investment securities	3	–		–		–		–		–
Private equity	1,268	–	[2]	–	[2]	–	[2]	–	[2]	–	[2]
Hedge funds	314	–	[2]	–	[2]	–	[2]	–	[2]	–	[2]
Other equity investments	1,855
of which private	1,855
of which	337	Discounted cash flow		Contingent probability, in %		69		69		69
of which	1,051	–	[2]	–	[2]	–	[2]	–	[2]	–	[2]
Life finance instruments	1,834	Discounted cash flow		Market implied life expectancy, in years		2		21		8
Other investments	5,271
Loans	9,353
of which commercial and industrial loans	5,853
of which	5,011	Discounted cash flow		Credit spread, in bp		34		2,528		462
				Recovery rate, in %		0		100		68
of which	650	Market comparable		Price, in %		0		100		82
of which financial institutions	1,494	Discounted cash flow		Credit spread, in bp		60		813		304
Other intangible assets (mortgage servicing rights)	70	–		–		–		–
Other assets	7,468
of which loans held-for-sale	6,851
of which	2,654	Vendor price		Price, in %		0		109		99
of which	1,321	Discounted cash flow		Credit spread, in bp		146		2,047		334
				Recovery rate, in %		1		39		30
of which	2,430	Market comparable		Price, in %		0		100		67
Total level 3 assets at fair value	39,422
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Disclosure not required as balances are carried at unadjusted net asset value. Refer to "Fair value, unfunded commitments and term of redemption conditions" for further information.

Quantitative information about level 3 liabilities at fair value
end of 6M15	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Customer deposits	58	–	–		–	–	–
Trading liabilities	4,413
of which interest rate derivatives	897	Option model	Basis spread, in bp		(9)	84	48
			Correlation, in %		14	100	81
			Mean reversion, in %	[2]	5	10	9
			Prepayment rate, in %		1	30	9
			Gap risk, in %	[3]	20	20	20
of which foreign exchange derivatives	285	Option model	Correlation, in %		(10)	70	54
			Prepayment rate, in %		23	30	26
of which equity/index-related derivatives	1,151
of which	1,054	Option model	Correlation, in %		(88)	97	16
			Skew, in %		42	208	116
			Volatility, in %		1	237	24
			Buyback probability, in %	[4]	50	100	59
of which	23	Market comparable	Price, in %		111	111	111
of which credit derivatives	1,457	Discounted cash flow	Credit spread, in bp		1	22,911	5,669
			Discount rate, in %		1	47	19
			Default rate, in %		0	45	6
			Recovery rate, in %		15	75	38
			Loss severity, in %		10	100	64
			Correlation, in %		14	95	52
			Funding spread, in bp		51	125	68
			Prepayment rate, in %		0	12	4
Short-term borrowings	218	–	–		–	–	–
Long-term debt	13,847
of which structured notes over two years	9,563
of which	8,094	Option model	Correlation, in %		(88)	99	16
			Volatility, in %		2	237	27
			Buyback probability, in %	[4]	50	100	59
			Gap risk, in %	[3]	0	4	1
of which	388	Discounted cash flow	Credit spread, in bp		143	173	168
of which non-recourse liabilities	2,786
of which	2,747	Vendor price	Price, in %		0	170	99
of which	38	Market comparable	Price, in %		0	100	10
Other liabilities	2,064
of which failed sales	514
of which	292	Market comparable	Price, in %		0	100	88
of which	215	Discounted cash flow	Credit spread, in bp		345	2,063	1,372
			Discount rate, in %		6	17	11
			Recovery rate, in %		38	38	38
Total level 3 liabilities at fair value	20,600
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Management's best estimate of the speed at which interest rates will revert to the long-term average.
3 Risk of unexpected large declines in the underlying values between collateral settlement dates.
4 Estimate of the probability of structured notes being put back to the Bank at the option of the investor over the remaining life of the financial instruments.

Quantitative information about level 3 liabilities at fair value (continued)
end of 2014	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Customer deposits	100	–	–		–	–	–
Trading liabilities	6,417
of which interest rate derivatives	1,202	Option model	Basis spread, in bp		(11)	85	44
			Correlation, in %		9	100	78
			Mean reversion, in %	[2]	5	10	9
			Prepayment rate, in %		0	33	21
			Gap risk, in %	[3]	20	20	20
of which foreign exchange derivatives	560	Option model	Correlation, in %		(10)	70	50
			Prepayment rate, in %		22	33	28
of which equity/index-related derivatives	1,466	Option model	Correlation, in %		(88)	97	17
			Skew, in %		44	260	110
			Volatility, in %		1	276	27
			Buyback probability, in %	[4]	50	100	68
of which credit derivatives	2,760	Discounted cash flow	Credit spread, in bp		1	6,087	508
			Discount rate, in %		2	34	17
			Default rate, in %		1	43	7
			Recovery rate, in %		0	75	28
			Loss severity, in %		10	100	65
			Correlation, in %		9	94	57
			Funding spread, in bp		51	82	64
			Prepayment rate, in %		0	12	4
Short-term borrowings	95	–	–		–	–	–
Long-term debt	14,608
of which structured notes over two years	10,267
of which	8,002	Option model	Correlation, in %		(88)	99	18
			Volatility, in %		4	276	30
			Buyback probability, in %	[4]	50	100	68
			Gap risk, in %	[3]	0	3	0
of which	515	Discounted cash flow	Credit spread, in bp		228	597	455
of which non-recourse liabilities	2,952
of which	2,766	Vendor price	Price, in %		0	109	99
of which	90	Market comparable	Price, in %		0	100	7
Other liabilities	3,358
of which failed sales	616
of which	450	Market comparable	Price, in %		0	103	63
of which	124	Discounted cash flow	Credit spread, in bp		852	1,286	912
			Recovery rate, in %		39	39	39
Total level 3 liabilities at fair value	24,578
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Management's best estimate of the speed at which interest rates will revert to the long-term average.
3 Risk of unexpected large declines in the underlying values between collateral settlement dates.
4 Estimate of the probability of structured notes being put back to the Bank at the option of the investor over the remaining life of the financial instruments.

Fair value, unfunded commitments and term of redemption conditions
end of	6M15							2014
	Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments		Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments
Fair value and unfunded commitments (CHF million)
Debt funds	8		25		33	0		7		106		113	0
Equity funds	88		1,546	[1]	1,634	0		102		1,842	[2]	1,944	0
Equity funds sold short	0		(31)		(31)	0		0		(42)		(42)	0
Total funds held in trading assets and liabilities	96		1,540		1,636	0		109		1,906		2,015	0
Debt funds	227		74		301	1		296		187		483	1
Equity funds	1		0		1	0		0		0		0	0
Others	0		39		39	0		0		50		50	0
Hedge funds	228		113	[3]	341	1		296		237	[4]	533	1
Debt funds	15		0		15	18		17		0		17	15
Equity funds	449		0		449	119		567		0		567	122
Real estate funds	289		0		289	90		302		0		302	98
Others	331		0		331	137		382		0		382	158
Private equities	1,084		0		1,084	364		1,268		0		1,268	393
Equity method investments	328		45		373	0		378		43		421	0
Total funds held in other investments	1,640		158		1,798	365		1,942		280		2,222	394
Total fair value	1,736	[5]	1,698	[6]	3,434	365	[7]	2,051	[5]	2,186	[6]	4,237	394	[7]
1
43 % of the redeemable fair value amount of equity funds is redeemable on demand with a notice period primarily of less than 30 days , 31 % is redeemable on an annual basis with a notice period of more than 60 days , 21 % is redeemable on a monthly basis with a notice period primarily of less than 30 days , and 5 % is redeemable on a quarterly basis with a notice period primarily of more than 45 days .

2
42 % of the redeemable fair value amount of equity funds is redeemable on demand with a notice period primarily of less than 30 days , 28 % is redeemable on an annual basis with a notice period of more than 60 days , 16 % is redeemable on a monthly basis with a notice period primarily of less than 30 days , and 14 % is redeemable on a quarterly basis with a notice period primarily of more than 45 days .

3
88 % of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period primarily of more than 60 days , 4 % is redeemable on demand with a notice period primarily of more than 60 days , 4 % is redeemable on a monthly basis with a notice period of more than 30 days , and 4 % is redeemable on an annual basis with a notice period of more than 60 days .

4
87 % of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period primarily of more than 60 days , and 11 % is redeemable on an annual basis with a notice period of more than 60 days .

5 Includes CHF 497 million and CHF 612 million attributable to noncontrolling interests in 6M15 and 2014, respectively.
6 Includes CHF 37 million and CHF 138 million attributable to noncontrolling interests in 6M15 and 2014, respectively.
7 Includes CHF 159 million and CHF 185 million attributable to noncontrolling interests in 6M15 and 2014, respectively.
Nonrecurring fair value changes
end of	6M15	2014
Assets held-for-sale recorded at fair value on a nonrecurring basis (CHF billion)
Assets held-for-sale recorded at fair value on a nonrecurring basis	0.0	1.4
of which level 2	0.0	1.2
of which level 3	0.0	0.2

Difference between the aggregate fair value and the aggregate unpaid principal balances on loans and financial instruments
end of	6M15			2014
	Aggregate fair value	Aggregate unpaid principal	Difference	Aggregate fair value	Aggregate unpaid principal	Difference
Loans (CHF million)
Non-interest-earning loans	1,239	4,130	(2,891)	1,147	3,816	(2,669)
Financial instruments (CHF million)
Interest-bearing deposits with banks	2	2	0	0	0	0
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	80,636	80,426	210	104,283	104,027	256
Loans	19,778	20,646	(868)	22,913	23,782	(869)
Other assets [1]	23,256	28,802	(5,546)	26,088	33,091	(7,003)
Due to banks and customer deposits	(777)	(742)	(35)	(914)	(873)	(41)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(41,920)	(41,940)	20	(54,732)	(54,661)	(71)
Short-term borrowings	(4,256)	(4,343)	87	(3,861)	(3,918)	57
Long-term debt	(75,658)	(77,421)	1,763	(80,260)	(80,344)	84
Other liabilities	(1,315)	(2,842)	1,527	(1,268)	(2,767)	1,499
1 Primarily loans held-for-sale.
Gains and losses on financial instruments
in	6M15		6M14
	Net gains/ (losses)		Net gains/ (losses)
Financial instruments (CHF million)
Interest-bearing deposits with banks	(19)	[2]	0	[1]
of which related to credit risk	(3)		(1)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	640	[1]	472	[1]
Other investments	(39)	[2]	207	[3]
of which related to credit risk	(2)		3
Loans	442	[1]	531	[1]
of which related to credit risk	45		70
Other assets	355	[1]	952	[1]
of which related to credit risk	(64)		351
Due to banks and customer deposits	36	[2]	(26)	[2]
of which related to credit risk	27		(8)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	47	[2]	(38)	[1]
Short-term borrowings	(18)	[2]	(46)	[2]
Long-term debt	647	[2]	(2,145)	[2]
of which related to credit risk [4]	287		(18)
Other liabilities	188	[2]	43	[3]
of which related to credit risk	10		(39)
1 Primarily recognized in net interest income.
2 Primarily recognized in trading revenues.
3 Primarily recognized in other revenues.
4
Changes in fair value related to credit risk are due to the change in the Bank's own credit spreads. Other changes in fair value are attributable to changes in foreign currency exchange rates and interest rates, as well as movements in the reference price or index for structured notes.

Carrying value and fair value of financial instruments not carried at fair value
	Carrying value	Fair value
end of		Level 1	Level 2	Level 3	Total
6M15 (CHF million)
Financial assets
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	57,595	0	57,595	0	57,595
Loans	230,619	1	232,899	4,732	237,632
Other financial assets [1]	175,300	103,133	71,078	1,381	175,592
Financial liabilities
Due to banks and deposits	370,998	199,249	171,732	0	370,981
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	16,647	0	16,647	0	16,647
Short-term borrowings	22,144	0	22,146	0	22,146
Long-term debt	101,772	0	101,587	1,170	102,757
Other financial liabilities [2]	73,740	0	73,031	566	73,597
2014 (CHF million)
Financial assets
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	58,925	0	58,925	0	58,925
Loans	230,340	0	232,271	3,678	235,949
Other financial assets [1]	149,925	79,170	69,554	1,482	150,206
Financial liabilities
Due to banks and deposits	379,992	208,759	171,230	0	379,989
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	15,387	0	15,387	0	15,387
Short-term borrowings	22,061	0	22,064	0	22,064
Long-term debt	92,687	0	92,908	1,201	94,109
Other financial liabilities [2]	84,874	15	84,146	585	84,746
1
Primarily includes cash and due from banks, interest-bearing deposits with banks, brokerage receivables, loans held-for-sale, cash collateral on derivative instruments, interest and fee receivables and non-marketable equity securities.

2 Primarily includes brokerage payables, cash collateral on derivative instruments and interest and fee payables.
27 Assets pledged and collateral
> Refer to “Note 28 – Assets pledged and collateral” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q15 and to ”Note 34 – Assets pledged and collateral” in VII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2014 for further information.
Assets pledged
end of	6M15	2014
Assets pledged (CHF million)
Total assets pledged or assigned as collateral	138,833	148,345
of which encumbered	94,237	103,245
Collateral
end of	6M15	2014
Collateral (CHF million)
Fair value of collateral received with the right to sell or repledge	429,342	444,852
of which sold or repledged	331,432	336,301
28 Litigation
> Refer to “Note 29 – Litigation” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q15 for further information.